SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





This is a strong set of results, driven by strong performance from the portfolio companies and increased enthusiasm for sales and refinancing activity in 2004. The year has included several significant write-ups such as Premiere, which successfully listed on the Frankfurt Stock Exchange in March 2005.

Nicholas Ferguson, CEO

Financial highlights



17.7%                                             14.0% p.a.
Growth in net assets                              Out-performance of public markets
Fully diluted net assets per                      Compound growth in diluted net
share increased by 17.7% to                       assets per share of 8.3% p.a. over
539.7p.                                           the last five years, out-performing
                                                  the FTSE All-Share by 14.0% p.a.
                                                  over the same period.

27.6%                                             12.7% p.a.
Distributions' premium                            Compound annual growth rate
Distributions during the year were                In diluted net assets per share
at an average premium of 27.6%                    since launch in 1996, a 9.8% p.a.
to December 2003 valuations.                      out-performance of the FTSE
                                                  All-Share.


Contents

01 Investment objective and financial highlights
02 Chairman's statement
04 CEO's operating review
06 Portfolio review
12 20 largest underlying companies
18 Board of Directors
20 List of investments
24 Report of the Directors
27 Remuneration report

31 Statement of Directors' responsibilities
32 Corporate governance
35 Board committees
38 Independent auditors' report
39 Financials
64 Company summary
65 Information for shareholders
66 Notice and agenda
69 Advisers
70 Glossary

SVG Capital plc
Annual Report and Accounts 2004
01

Investment objective

SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and to further enhance the value of SVG Capital, the Company has an investment advisory business which structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.



Financial highlights
for the year to 31 December 2004
                                                                                 31 December     31 December          Change
                                                                                        2004            2003               %

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total assets1 (GBP'000)                                                              726,386         615,145           18.1%
Total debt2 (GBP'000)                                                                 48,926          87,619
Shareholders' funds (GBP'000)                                                        676,403         526,618           28.4%
Market capitalisation (GBP'000)                                                      709,448         545,250           30.1%
Shares in issue ('000)                                                               122,530         112,655
Net asset value per share - diluted                                                  539.7p           458.7p           17.7%
Share price                                                                          579.0p           484.0p           19.6%
Share price premium                                                                   7.3%            5.5%
Dividends per share                                                                   Nil             Nil
Net expense ratio5                                                                    0.2%            0.4%
----------------------------------------------------------------------------------------------------------------------------------

Historical record
to 31 December/30 June*
                                                                                         Diluted net        Price of   Share price
                                                                   Shareholders'         asset value        ordinary      premium/
                                              Total assets1               funds6           per share          Shares    (discount)
                                                     GBP'000 GBP'000                           pence           pence             %
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
2004 (December)                                     726,386676,403                             539.7           579.0           7.3
2003 (December)                                     615,145526,618                             458.7           484.0           5.5
2002 (December)                                     502,746463,192                             445.8           379.0        (15.0)
2002 (June)                                         462,613423,087                             412.3           354.5        (14.0)
2001 (June)                                         417,260416,872                             407.6           393.0         (3.6)
2000 (June)                                         461,615461,125                             450.9           461.5           2.4
1999 (June)                                         333,630322,485                             325.9           262.5        (19.5)
1998 (June)                                         230,822219,730                             215.1           182.0        (15.4)
1997 (June)                                         207,655182,548                             189.2           174.5         (7.8)
1996 (launched 23 May 1996)                         240,733186,493                             193.3           200.0           3.5
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Historical record
to 31 December/30 June*
                                                                          Actual           Potential        Earnings     Dividends
                                                                  gearing ratio3      gearing ratio4           pence         pence
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
2004 (December)                                            1.04                                 1.07          (4.19)           Nil
2003 (December)                                            1.08                                 1.17          (5.32)           Nil
2002 (December)                                            1.04                                 1.09          (2.14)           Nil
2002 (June)                                                1.00                                 1.09          (1.52)           Nil
2001 (June)                                                0.92                                 1.00            2.60          1.80
2000 (June)                                                0.70                                 1.00            4.68          3.80
1999 (June)                                                0.67                                 1.03            2.35          1.50
1998 (June)                                                0.73                                 1.05            2.06          1.30
1997 (June)                                                0.76                                 1.13            1.58          1.92
1996 (launched 23 May 1996)                                0.71                                 1.29             N/A           N/A
----------------------------------------------------------------------------------------------------------------------------------



*The Company changed its financial year-end from 30 June to 31 December, effective from 31 December 2002.

Notes:

1. Total assets:

Total assets less current liabilities (excluding loans).

2. Total debt:

Comprises convertible bonds of GBP48.9m (2003: GBP87.6m) and loans of nil (2003: nil).

3.Actual gearing ratio:

Total assets (less cash and money market instruments) divided by Shareholders' funds.

4. Potential gearing ratio:

Total assets divided by Shareholders' funds.

5. Net expense ratio:

Consolidated revenue expenses net of external fees received for investment advisory services, expressed as a percentage of average Shareholders' funds.

6. Capital changes:

2004: 2011 bonds fully converted into 9,874,679 Ordinary Shares. 2003: Issue of
      10,239,100 shares and conversion of 150,375 2011 bonds into Ordinary
      Shares.

2000:'B' bonds fully converted into 3,299,380 Ordinary Shares. 1999: Buy-back of
     3,204,171 shares for cancellation.

1998: 'A' bonds fully converted into 5,683,236 Ordinary Shares

SVG Capital plc
Annual Report and Accounts 2004
02

Chairman's statement

[GRAPHIC OMITTED][GRAPHIC OMITTED]

"I am pleased to report a strong set of results, with net assets per share increasing by 17.7% to 539.7p (fully diluted) in the 12 months, comparing favourably to public markets, with the FTSE All-Share increasing by 9.2% over the same period."

John McLachlan, Chairman

Portfolio overview

I am pleased to report a strong set of results, with net assets increasing by 17.7% to 539.7p per share (fully diluted) in the 12 months, comparing favourably to public markets, with the FTSE All-Share increasing by 9.2% over the same period.

This strong performance has been driven by a general improvement in both the operating and exit environment and by a significant increase in distributions from the portfolio, especially from recapitalisations, which together have led to several material increases in valuation.

Over the last five years, SVG Capital has reported a compound growth in diluted net assets per share of 8.3% p.a., out-performing the FTSE All-Share by 14.0% p.a. over the same period.

Change to investment policy and formalisation of relationship with Permira

We have posted a Circular to shareholders regarding a proposed change to the Company's investment policy, a formalisation of our relationship with Permira, including the appointment of Damon Buffini, Managing Partner of Permira to our Board and the issue of 6 million shares at 600p per share to Permira Capital Limited.

We will be seeking shareholder approval at the forthcoming AGM for this proposed change to the investment policy and the arrangements with Permira, further details of which are contained in the Circular to shareholders.

Board succession

In recent years, the Board and the Nominations Committee have been carefully considering the issues of Board and management succession. Four of our former Directors have retired, and they have been replaced by three new independent non-executive Directors: Denis Raeburn, former Managing Director of Global

Asset Management (GAM) (appointed in June 2001); Francis Finlay, Chairman of Clay Finlay Inc. (appointed October 2004); and Charles Sinclair, Chief Executive of Daily Mail & General Trust (appointed January 2005). The elections of Francis Finlay and Charles Sinclair are proposed at the AGM, and further biographical details for them are contained in the Report of the Directors on page 25.

As part of these considerations, I have signalled to the Board that after nine years as Chairman of the Company, I have decided to retire at the forthcoming AGM.

The alternatives for my replacement as Chairman of SVG Capital have been carefully considered by the Board and the Nominations Committee (excluding Nicholas Ferguson). The conclusion reached was that from all the alternatives, Nicholas Ferguson, the current Chief Executive of SVG Capital provides the ideal experience and continuity for the Company and he has agreed to step down as Chief Executive and succeed me as Chairman.

We are not proposing to replace Nicholas Ferguson as Chief Executive. His appointment as Chief Executive in 2001 was to oversee, on behalf of the Board, both the investment of SVG Capitals assets and the development of its fund management business, SVG Advisers. SVG Advisers is now profitable, with combined third-party funds under management and commitments of EUR1.5 billion and strong growth potential. The Board has decided that in future all such executive work will be conducted by SVG Advisers, led, as currently, by Andrew Williams, with an advisory agreement between SVG Capital and SVG Advisers.

In proposing this appointment, we have considered the requirements of the revised Combined Code. The revised Code states that if, exceptionally, a Board decides that a chief executive of a company should become chairman, the Board should consult major shareholders in advance and set out its reasons to shareholders at the time of the

SVG Capital plc
Annual Report and Accounts 2004
03

appointment and in the next annual report. In considering the issue of succession, the Board has taken into consideration the specialist nature of SVG Capital and the importance of having a Chairman who has a thorough understanding of private equity and who can provide continuity with SVG Capital's relationships with its underlying investment advisers.

The Board believes that Nicholas Ferguson's appointment will provide the Company with a Chairman that has deep knowledge of the private equity industry, a demonstrated commitment to value creation for shareholders and a clear commitment to first class corporate governance. In addition, he commands the respect of shareholders and our underlying investment advisers, and will give the Company the continuity to enable it to follow successfully the excellent results of our first nine years.

The Company has consulted its largest shareholders regarding the appointment and shareholders representing approximately 60% of the Company's share capital at 18 March 2005, have indicated that they are supportive of this succession.

Further details are contained in the Corporate Governance report on pages 32 to 34.

Directors' fees

The Board continues to monitor the payment of fees to Directors. In order to provide the Board with additional flexibility in the setting of Directors' fees in the future, a resolution will be proposed at the AGM proposing that the cap on the total amount of Directors' fees be increased from GBP200,000 to GBP600,000. The total estimated Directors' fees for 2005 are GBP415,000, and this increase will give the Company the ability to appoint further Directors, as we intend to do.

Euro Depositary Receipts (EDRs)

Following a review of the liquidity of the Company's EDR programme and consultation with the major holders of the EDRs, the Company terminated the depositary arrangement and delisted the EDRs in February 2005. The majority of the holders elected to transfer their holdings back into ordinary shares.

Corporate governance

During the year ended 31 December 2004, the corporate governance environment for UK publicly listed companies has significantly changed. The Financial Reporting Council published a revised Combined Code in July 2003 and the new Code applies to the Company for the year ended

31 December 2004.

In order to ensure that the Company continues to demonstrate the highest standards of corporate governance, the Board undertook a strategic review of its governance structure. Following the conclusion of the review, revisions have been made to the schedule of matters reserved for decision by the Board, and revised terms of reference for the Board's committees have been adopted. A formal and rigorous process to evaluate the performance of the Directors, the Board and its committees has been developed.

In accordance with the provisions of the Code, Anthony Habgood has been appointed as Senior Independent Director of the Company with effect from 1 December 2004.

Annual General Meeting (AGM)

The AGM will be held at 12 noon on Monday 25 April 2005 at 111 Strand, London WC2R 0AG, and will, as in previous years, include a presentation on the activities of the Company.

Outlook

The growth in net assets over the last 12 months is very satisfactory and 2005 has got off to a good start, with a number of recapitalisations within the portfolio and the listing of Premiere on the Frankfurt Stock Exchange.

We are seeing increased levels of distributions. By the end of the first quarter of this year, it is expected that SVG Capital will have received distributions of over GBP95 million, which compares to total distributions of GBP144 million in 2004. This will increase our cash balances in the short-term. However, we expect these to reduce as calls are made on our GBP464 million of uncalled commitments.

We have been encouraged by the performance of our share price over the year, which has appreciated by 19.6%, significantly out-performing the FTSE All-Share. We believe that this out-performance is in part a reflection of better market sentiment towards private equity, but also recognition of the potential returns achievable by investing in private equity and the performance of our underlying private equity advisers.

In the nine years I have been Chairman, SVG Capital has grown, both in assets and standing, none of which would have been achievable without the impressive performance of its underlying fund advisers, particularly Permira, and I wish both the Board and shareholders continued success. In addition, I would like to thank the team at SVG Advisers for their hard work and dedication in creating a thriving fund management business with strong growth potential.

John McLachlan

Chairman

SVG Capital plc
Annual Report and Accounts 2004
04

CEO's operating review


"The team continue to look at potential new innovative investment products and we hope to launch at least one new private equity fund of funds and one new public equity fund during the course of 2005."

Nicholas Ferguson, Chief Executive

It is now over three years since the launch of SVG Capital's fund management business, SVG Advisers. In that time, combined third-party funds under management and commitments have grown from zero to approximately EUR1.5 billion and the business made a modest profit in 2004.

This successful growth has been achieved in a difficult fund raising environment for private equity, and the team has reacted quickly to changes in the marketplace. Over this time, SVG Advisers has built a reputation for innovation, and for performance in all of its products.

The business now advises four private equity funds of funds and two public equity funds and we expect to launch further funds this year.

Private equity

The Schroder Private Equity Fund of Funds I and II, which are advised by SVG Advisers, reported strong results during the year. Both funds of funds have benefited from early realisations in their underlying portfolios, and both are ahead on cash generation. The Schroder Private Equity Fund of Funds I, which closed in 2002 with commitments totalling EUR242 million is almost fully committed, with commitments to 22 underlying funds broadly split between the US and Europe. Its successor fund, the Schroder Private Equity Fund of Funds II, closed in 2004 with commitments totalling EUR285 million and follows the same investment guidelines as its predecessor. It has made 12 commitments to date and we anticipate that it will be substantially committed within the next six months.

P123, the fund of Permira pan-European buy-out funds, in which SVG Capital has a 38% holding, has benefited from significant cash distributions during the year. P123 closed in December 2003 with EUR167 million of commitments from external investors, EUR105 million of secondary assets in Permira

Europe I and II and an uncalled commitment to Permira Europe III of EUR367 million. Since its establishment, distributions and uplifts in value of portfolio companies have outweighed management fees, which given the size of P123's commitment to Permira Europe III, compared to its exposure to the more cash generative secondary assets (a ratio of over 3:1), is particularly encouraging.

In September 2004, we successfully closed SVG Diamond1, a EUR400 million Collateralised Fund Obligation ('CFO') of private equity funds. SVG Diamond comprises EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing. SVG Diamond is one of the few investment vehicles to have successfully raised capital from the fixed income markets for investment in private equity, and is the first of its kind to incorporate drawable equity, reinvestment and over commitment strategies. Its portfolio will include both secondary and primary private equity fund commitments, predominantly focused on buy-outs in Western Europe and the US. SVG Capital has an uncalled commitment of EUR50 million to the preferred equity shares.

Public equity

The two funds launched by SVG Advisers' public equity team, the SVG UK Focus Fund (a Dublin listed OEIC) and The Strategic Recovery Fund (a UK Limited Partnership) have performed very well over the year, both significantly outperforming public markets. The team now advises combined commitments, funds and segregated mandates of approximately GBP170 million, versus GBP41 million at the beginning of 2004, and we expect to launch a successor fund to The Strategic Recovery Fund during the course of 2005.

1  SVG Diamond Private Equity plc and SVG Diamond Holdings Limited

SVG Capital plc
Annual Report and Accounts 2004
05

The SVG UK Focus Fund reported an increase in net assets per share of 19.4%, over the year to

31 December 2004. The fund was established in August 2003 with net assets of GBP15.4 million, including a GBP7.6 million cornerstone investment from SVG Capital, with the objective of maximising returns for investors, predominantly through capital growth, by investing in quoted equities using private equity techniques. At

31 December 2004, the fund held 34 investments in a variety of sectors and had grown its net assets over the year from GBP26.1 million to GBP90.6 million. Since our initial investment in the fund, in August 2003, SVG Capital's holding has appreciated by 27.6% to GBP9.7 million2, out-performing the FTSE All-Share by 9.0% over the same period.

The Strategic Recovery Fund had a final closing in January 2004 with total capital commitments of GBP15 million, including an investment of GBP7.4 million from SVG Capital. The fund was established with an investment objective of investing in publicly listed UK companies that are undervalued and could benefit from strategic, operational or management change. Since its establishment the fund has made five investments and at 31 December 2004 reported a net IRR of 68% on its called capital, a weighted out-performance of the FTSE

All-Share (Total Return) Index of 56%.

Board succession

John McLachlan, who has been Chairman of SVG Capital since its establishment in May 1996, has decided to retire at the forthcoming AGM. Under his Chairmanship, net assets have grown from GBP187.0 million to GBP676.4 million, outperforming the market on a compound basis by 13.2% p.a., the Company has committed over GBP1.3 billion to private equity, and it has established a successful and prospering fund management business. SVG Capital is now a FTSE 250 company and one of the largest investment companies listed on the London Stock Exchange.

2 at 31 December 2004

John's counsel and leadership have played an integral part in all of these achievements, and on behalf of the Board of Directors and the shareholders, I would like to thank him most warmly for his excellent stewardship of the Company over the last nine successful years.

Outlook

The team continue to look at potential new innovative investment products and we hope to launch at least one new private equity fund of funds and one new public equity fund during the course of 2005.

Over the last three years we have invested in the infrastructure and staffing of SVG

Advisers. The team has doubled since SVG Advisers was established in 2001, and the business is well placed to capitalise on the opportunities to create innovative products for investment in private equity or public equity using private equity techniques.



Nicholas Ferguson

Chief Executive

SVG Capital plc
Annual Report and Accounts 2004
06

Significant uplifts in valuation

                                               31 December     31 December
                                                           2004             2003    Change
                                               Valuation       Valuation           in year
Company                                                 GBP'000          GBP'000   GBP'000

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
Premiere                                                 73,616           14,320    59,296
Cognis                                                   43,764          19,023*    24,741
Travelodge & Little Chef                                 41,614          31,179*    10,435
SEAT Pagine Gialle                                       38,169          28,814*     9,355
Hogg Robinson                                            33,082           24,716     8,366
Grammer                                                  16,954            9,985     6,969
Inmarsat                                                 10,128            6,031     4,097
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
* attributable value.
Figure 1



Portfolio review

Over the course of 2004 the operating environment for the majority of the portfolio companies improved. Overall, increases in earnings and a focus on cash flow generation and debt repayment have had a positive impact on portfolio company valuations, despite a fall in the average weighted discounted earnings multiples used to value the portfolio. This, together with substantial cash distributions and a number of significant valuation write-ups, resulted in an increase of 17.7% in fully diluted net assets per share to 539.7p in the year to 31 December 2004.

An improved exit environment and an increased appetite for debt amongst institutional investors has led to an increase in both sales and refinancing activity.

Distributions during the year totalled

GBP143.9 million, a more than four-fold increase on the previous year. These were split between sales and recapitalisations, with the latter representing 40% of distributions. These distributions were at an average 27.6% uplift to December 2003 valuations. Since inception, SVG Capital's average uplift to previous valuation on realisations is approximately 41.2%. Since the year-end, SVG Capital has received a further GBP95.4 million in distributions from the recapitalisations of Cognis, New Look, Hogg Robinson and the partial realisation of Premiere.

The most significant write-up at December 2004 was Premiere, the German Pay-TV company. Premiere successfully listed on the Frankfurt Stock Exchange in March
                                     2005. At

flotation, funds advised by Permira sold approximately 50% of their holding in the company returning GBP36.8 million to SVG Capital. The December 2004 valuation of the company of GBP73.6 million represents the cash proceeds and the post flotation valuation3 of the remaining shares (after the application of discounts). This represents an approximate uplift of GBP59.3 million (42.5p) to the December 2003 valuation of GBP14.3 million.

Whilst recapitalisations are effectively a return of cost, allowing private equity managers to return capital to investors early in the investment cycle, several recapitalisations, together with improved operating performance, have resulted in uplifts in the value of a number of portfolio companies held at December 2004. The most significant of these was Cognis, the specialty chemicals company, which returned a total of GBP49.3 million (or 1.6x cost) through two recapitalisations, the first in May and a further one after the year-end in January 2005. At December 2004, Cognis was valued at GBP43.8 million (of which GBP30.2 million represents the cash proceeds from the January 2005 recapitalisation), which together with the distribution received from the recapitalisation in May, represents an aggregate uplift of GBP24.7 million (17.7p) to the December 2003 valuation. In addition to Cognis, Rodenstock completed a recapitalisation towards the end of last year, returning 1.7x cost (GBP14.4 million) and was valued at GBP4.4 million at December 2004, an aggregate uplift of GBP10.5 million (7.6p) to the December 2003 valuation.

3 at 31 December 2004 exchange rates

SVG Capital plc
Annual Report and Accounts 2004
07

Whilst recapitalisations are effectively a return of cost, allowing private equity managers to return capital to investors early in the investment cycle, several recapitalisations, together with improved operating performance, have resulted in uplifts in the value of a number of portfolio companies held at December 2004.

A general improvement in capital markets over the twelve months resulted in a number of IPOs and disposals during the year. Eyetech Pharmaceuticals floated on NASDAQ in January 2004 and by the year-end funds advised by SV Life Sciences had realised all of their holding in the company. SVG Capital received total proceeds of GBP14.1 million from this realisation, an uplift of GBP11.6 million (8.3p) to the December 2003 valuation. In addition, in the first half of the year funds advised by Permira sold 19% of their holding in SEAT Pagine Gialle, at an uplift of GBP5.6 million (3.9p) to the attributable December 2003 valuation.

The portfolio is relatively focused, with the 20 largest underlying companies representing 72% of gross assets. Of the 129 companies in the portfolio, 44% have been valued on an earnings basis, of which 3% are valued below cost, bringing the total percentage of the portfolio valued below cost to 5%.

Approximately 15% of the portfolio is valued on a quoted basis with the remainder either valued at cost (24%) or on a third-party basis (15%). Taking into account the flotation of Premiere in March 2005, the percentage of the portfolio valued on a quoted basis will increase to approximately 25%, with the percentage of the portfolio valued on a third-party basis decreasing to 5%.

The average discounted weighted earnings multiple used to value the portfolio fell during the year from 8.6 to 6.6. Whilst this sharp decrease was mainly influenced by the fall in semiconductor multiples, weighted discounted earnings multiples for non-semiconductor companies also fell from 6.6 to 6.4. The impact of foreign exchange, which adversely affected the portfolio's valuation by approximately

GBP16.4 million in June, reversed somewhat in the second half of the year. For the year to

31 December 2004, foreign exchange movements had a negative impact on the valuation of the portfolio of approximately GBP9.4 million.

Portfolio changes

Since December 2003 there have been a number of changes in the portfolio's valuation profile, with several companies moving from a cost to an earnings, quoted basis or third-party basis valuation for the first time. The majority of these changes were in the first half of the year, with only two significant changes in the second half, Premiere, which moved from a cost to a third-party valuation basis and Inmarsat, which moved from a cost to an earnings valuation basis. During the year, Inmarsat completed two recapitalisations, returning approximately 55% of the cost of the investment and at December 2004, SVG Capital's holding in Inmarsat was valued at GBP10.1 million (attributable December 2003 valuation: GBP6.0 million).

Valuation changes - positive

There have been several material positive valuation changes in the year, the two most significant being the specialty chemicals group Cognis and the German Pay-TV company, Premiere, which together added GBP84.0 million (60.2p) to net assets. In addition to these, the portfolio also benefited from a number of other uplifts in valuation, namely the revaluations of Travelodge & Little Chef, SEAT Pagine Gialle, Hogg Robinson, Grammer, Inmarsat and Rodenstock.

See figure 1, page 6


Significant realisations
                                                    31 December
                                         Realisation            2003
                                               value Valuation          Cost
Company                                     GBP'000*         GBP'000 GBP'000

----------------------------------------------------------------------------
----------------------------------------------------------------------------
Significant realisations
Eyetech Pharmaceuticals                       14,067           2,451  2,373
SEAT Pagine Gialle                            12,330           7,069  6,760
----------------------------------------------------------------------------
----------------------------------------------------------------------------
* including P123.
Figure 2


SVG Capital plc
Annual Report and Accounts 2004
08

Portfolio review
continued

position  in the  European  market and  access to the German and Swiss  business
travel   markets.   Since  the  year  end,   the   company   has   completed   a
recapitalisation, returning GBP14.7 million of cost to SVG Capital.

Grammer, the German manufacturer of truck, train and car seats was acquired by funds advised by Permira in June 2001. The company is performing well, continues to repay its acquisition debt and has been written up by GBP7.0 million (5.0p) at December 2004.

Valuations changes - negative

There  were  four  significant   write-downs  in  the  period:   Takko,   Memec,
austriamicrosystems and Holmes Place.

As highlighted in the interim report, Takko has been adversely affected by the performance of the German retail market, which has been in decline since 2000. Whilst the company has successfully grown its store portfolio, increased gross margins and reduced costs, its operating environment remains difficult and sales have been below expectations. SVG Capital's investment in Takko was initially written down in June 2004. Due to continued weak performance, the investment has been further written down to GBP4.2 million (25% of cost in local currency) at December 2004 representing a write-down of GBP12.3 million (8.8p) to its December 2003 valuation.

The valuation of Memec has been written down by GBP12.2 million (8.8p) against the attributable December 2003 valuation to GBP29.7 million. This write-down has been driven by comparable earnings multiples in the semiconductor sector, which fell sharply during the year, and the negative impact of the weakening US$ on the company's valuation. The company has increased its sales volumes, grown profitability and completed a recapitalisation during the year which returned approximately 20% of its cost to investors.

Travelodge & Little Chef completed a sale and lease back of a number of its properties in the fourth quarter of 2004 which has enabled the company to repay some of its acquisition debt and return some of the cost of the investment to investors. This, together with the improved operating performance of the company, has resulted in the company being written back up to cost, representing an uplift of GBP10.4 million (7.5p) to the attributable December 2003 valuation.

Approximately 19% of SVG Capital's holding in the Italian quoted telephone directories, directory assistance and business information company SEAT Pagine Gialle was sold in the first half of the year, at an approximate gross multiple of two times original attributable cost (in local currency). The increase in value of this company at December 2004 reflects the quoted value of SVG Capital's remaining holding (after the application of discounts), representing a GBP9.4 million (6.7p) uplift to the attributable December 2003 valuation.

As highlighted in the interim accounts, both Rodenstock and Hogg Robinson are performing well and continue to increase earnings. In the case of Rodenstock, the company's performance has been stronger than anticipated and in the fourth quarter of 2004 the company completed a recapitalisation which returned 1.7x cost. This return of capital together with the revaluation of Rodenstock at December 2004 has led to an aggregate uplift of GBP10.5 million (7.6p) to its December 2003 valuation.

On the back of improved performance and the acquisition of the business travel operations of Kuoni Reisen Holdings AG in the first half of 2004, Hogg Robinson has been written up by GBP8.4 million (6.0p) at December 2004. The acquisition of Kuoni's business travel operations was completed without the need for additional equity from investors and has given Hogg Robinson's travel management business a leading

SVG Capital plc
Annual Report and Accounts 2004
09

There have been several material positive valuation changes in the year, the two most significant being the specialty chemicals group Cognis and the German pay-TV company, Premiere, which together added GBP84.0 million (60.2p) to net assets.


Austriamicrosystems floated on the SWX Swiss Exchange in May 2004, with shares being placed at CHF 35 per share. Funds advised by Permira sold 20% of their holding in the company at the flotation and the December 2004 valuation of the company is the quoted value of SVG Capital's remaining holding (after the application of discounts). This valuation of GBP15.2 million, together with the cash proceeds received from the partial realisations (GBP3.8 million) represent an aggregate write-down of GBP7.7 million (5.5p) to the December 2003 valuation (GBP26.7 million). The underlying performance of the company remains strong, recently reporting strong growth in revenues and earnings.

SVG Capital's investment in Holmes Place has been written down on an earnings basis to GBP6.6 million (December 2003: GBP13.0 million). Competitive operating conditions, particularly in the UK, continued to deteriorate following the investment in July 2003. The new management team have restructured the business and trading results to date in 2005 have been encouraging.

Realisations

With the exception of recapitalisations, which are a return of cost, the two most significant disposals in the year were the full realisation of Eyetech Pharmaceuticals, following its flotation on NASDAQ in January 2004 and the partial realisation of SEAT Pagine Gialle.

The remainder of distributions were made up by smaller realisations, the largest two of which were the GBP5.9 million distribution from the sale of the Japanese property management company Darwin, and the GBP4.7 million distribution from the sale of Physician Dialysis, a US based dialysis company.

See figure 2, page 7

                                New investments

There has been a pick up in the level of new transactions completed during the year, with calls of GBP159.5 million being paid, a 44% increase on the previous year. 11 new and 15 follow-on investments were made, of which seven feature in the 20 largest underlying companies, the majority of which were announced in the interim report. Since the publication of the interim report, three major new investments have been announced: Vendex, Dinosol Supermercados (formerly Ahold Supermercados) and Marazzi.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The company owns a property portfolio consisting of 83 stores. SVG Capital's share of this investment is GBP20.1 million.

Dinosol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The transaction represents the first Spanish transaction by funds advised by Permira since Permira opened an office in Madrid earlier last year. SVG Capital's share of this investment is GBP25.0 million (which is as yet uncalled).

Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. SVG Capital's share of this investment is GBP15.8 million.

SVG Capital plc
Annual Report and Accounts 2004
10

Portfolio maturity

Investments in companies (GBPm) 31 December 2004


Portfolio review

continued

As mentioned in the interim report, in August, funds advised by Permira announced an investment in Intelsat, a leading global satellite communications company. This transaction closed after the year-end and SVG Capital's share of this investment is expected to be approximately GBP8.8 million. Intelsat offers wholesale internet, broadcast, telephony and corporate network solutions to leading service providers in approximately 200 countries and territories
worldwide.   Its  global   communications   network  includes  28  geostationary
satellites, servicing more than 600 customers around the world, including internet service providers, telecommunications companies, broadcasters and corporate network service providers.

Valuation basis (by value)

The majority of the portfolio continues to be valued on an earnings basis. The percentage of the portfolio valued below cost has decreased to 5%, primarily as a result of the revaluation of Travelodge & Little Chef and the flotation of austriamicrosystems. The percentage of the portfolio valued on a quoted basis has increased to 15%, a result of the change of valuation basis of SEAT Pagine Gialle from a cost to a quoted basis and the flotation of austriamicrosystems.

See figure 3, page 8

The average discounted earnings multiple used to value the portfolio decreased to 6.6 (December 2003: 8.6). This average number is influenced by the higher than average discounted earnings multiple used to value semiconductor companies, ignoring the semiconductor companies, average discounted earnings multiple for the non-semiconductor companies was 6.4 (December 2003: 6.6).

The average discount applied to companies valued on an earnings basis was 29%, and 21% for quoted investments.

Geographical and sector distribution (by value)

The only major change in the portfolio's geographical exposure is the increase in its weighting to Continental Europe, which has increased to 35% as a result of the revaluation of Premiere.

Due to the number of new investments in the consumer sector this now represents 41% of the portfolio. The decrease in the portfolio's weighting to medical and health is a result of the sale of Sirona, Euro Dental and Eyetech. The portfolio's exposure to computer/other electronics has decreased to 16%, partly a reflection of the revaluation of Memec and also in part due to investments in other sectors.

See figures 4 and 5, pages 8 and 9

Portfolio maturity

The average age of the portfolio has reduced, with 58% of investments held for less than three years, 43% held for under two years, of which 23% have been held for less than a year.

See figure 6

Deal type

SVG Captial's portfolio is focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

SVG Capital plc
Annual Report and Accounts 2004
11

Fund commitments

At 31 December 2004, SVG Capital had GBP411.4 million of uncalled commitments to seven private equity funds (December 2003: GBP557.5 million to 10 funds). In addition, SVG Capital also had a GBP2.7 million uncalled commitment to The Strategic Recovery Fund; a GBP14.8 million uncalled commitment to P123, which is due in October 2005; and an uncalled commitment of GBP35.6 million to SVG Diamond.

See figure 7

Cash & marketable securities

At 31 December 2004, SVG Capital's gross cash balance of GBP25.1 million (December 2003: GBP47.7 million) was held in a combination of bank deposits and money market funds, reflecting anticipated short-term cash flows. Since the year-end, SVG Capital has received distributions totalling GBP95.4 million.

There has been a pick up in the level of new transactions completed during the year, with calls of GBP159.5 million being paid, a 44% increase on the previous year.



Uncalled fund commitments
                                                         Amount        Amount
                                                         called      uncalled     SVG Capital
                                                         (local        (local        uncalled
                                                      currency)     currency)     commitment*
                                                       millions      millions      GBP millions

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Permira Europe III                                     EUR128.5      EUR379.5           268.7
Permira Europe II                                      EUR565.0       EUR85.2            60.3
The Japan Fund IV                                      Y2,350.6      Y8,363.0            42.5
The Japan Venture Fund III                             Y2,962.6        Y142.4             0.7
Schroder Ventures USA Fund                            US$  60.0 US$      13.2             6.9
Schroder Ventures International
Life Sciences Fund II                                 US$  67.7 US$      14.0             7.3
International Life Sciences Fund III                  US$  27.0 US$      48.0            25.0
Strategic Recovery Fund                                  GBP4.7        GBP2.7             2.7
P123                                                    EUR83.8       EUR21.0            14.8
SVG Diamond                                                   -       EUR50.3            35.6
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Total                                                                                   464.5
----------------------------------------------------------------------------------------------

* Based on exchange rates at 31 December 2004

Figure 7
Return on holdings of Permira
and Schroder Ventures' funds
                                                       Year to         Year to
                                                       31 December     31 December
                                                                   2004            2003
                                                                   GBPm            GBPm
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Opening valuation                                                 560.3           484.0
Calls payable                                                     159.5           110.7
Distributions receivable                                        (143.9)          (59.4)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                                  575.9           535.3
Increase in value of portfolio                                    121.7            21.4
(Less)/plus foreign exchange movement                             (9.4)             3.6
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                                  112.3            25.0
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Closing portfolio                                                 688.2           560.3
----------------------------------------------------------------------------------------


SVG Capital plc
Annual Report and Accounts 2004
12

SVG Capital plc
Annual Report and Accounts 2004
13

20 largest underlying companies

In the following pages, we show SVG Capital's 20 largest investments by value as at 31 December 2004.

1. Premiere (Germany)
GBP000's
Cost: 13,318 Value: 73,616
% of net assets: 10.9%
Date of acquisition: February 2003

Premiere is a Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on more than 25 channels. The company has approximately 3.2 million subscribers serving both satellite and cable households. The valuation basis is third-party.

2. Cognis (Germany)
GBP000's
Cost: 11,872 Value: 43,764
% of net assets: 6.5%
Date of acquisition: November 2001

Cognis is a global supplier of specialty chemicals. The five divisions of the Cognis Group - Care Chemicals, Nutrition & Health, Functional Products, Process Chemicals and Oleochemicals, - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is earnings.

3. Travelodge & Little Chef (UK)
GBP000's
Cost: 41,293 Value: 41,614
% of net assets: 6.2%
Date of acquisition: February 2003

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 14,000 rooms in 240 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 300 outlets. The valuation basis is earnings.

4. Ferretti (Italy)
GBP000's
Cost: 36,014 Value: 40,974
% of net assets: 6.1%
Date of acquisition: October 2002

Ferretti is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings.

5. SEAT Pagine Gialle (Italy)
GBP000's
Cost: 28,819 Value: 38,169
% of net assets: 5.6%
Date of acquisition: July 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.

6. Hogg Robinson (UK)
GBP000's
Cost: 22,178 Value: 33,082
% of net assets: 4.9%
Date of acquisition: June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is earnings.

7. AA (UK)
GBP000's
Cost: 31,983 Value: 31,983
% of net assets: 4.7%
Date of acquisition: September 2004

The AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business, when acquired, comprised roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. The valuation basis is cost in fund currency.

SVG Capital plc
Annual Report and Accounts 2004
14

SVG Capital plc
Annual Report and Accounts 2004
15

20 largest underlying companies

continued

8. Memec (UK)
GBP000's
Cost: 39,563 Value: 29,721
% of net assets: 4.4%
Date of acquisition: October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is earnings.

9. Dinosol Supermercados (formerly Ahold Supermercados) (Spain)
GBP000's
Cost: 24,954 Value: 24,954
% of net assets: 3.7%
Date of acquisition: December 2004

Dinosol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The valuation basis is cost in fund currency.

10. debitel (Germany)
GBP000's
Cost: 19,319 Value: 20,387
% of net assets: 3.0%
Date of acquisition: June 2004

debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. The valuation basis is cost in fund currency.

11. New Look (UK)
GBP000's
Cost: 19,229 Value: 20,292
% of net assets: 3.0%
Date of acquisition: April 2004

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has 504 stores in the UK and 181 stores in France (trading under the MIM fascia). The valuation basis is cost in fund currency.

12. Vendex (Benelux)
GBP000's
Cost: 20,100 Value: 20,100
% of net assets: 3.0%
Date of acquisition: September 2004

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is cost in fund currency.

13. Grammer (Germany)
GBP000's
Cost: 8,476 Value: 16,954
% of net assets: 2.5%
Date of acquisition: May 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is earnings.

14. Marrazzi (Italy)
GBP000's
Cost: 15,772 Value: 15,772
% of net assets: 2.3%
Date of acquisition: December 2004

Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. The valuation basis is cost in fund currency.

SVG Capital plc
Annual Report and Accounts 2004
16

SVG Capital plc
Annual Report and Accounts 2004
17

20 largest underlying companies

continued

15. austriamicrosystems (Austria)
GBP000's
Cost: 25,258 Value: 15,178
% of net assets: 2.2%
Date of acquisition: June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted.

16. Parkway Holdings (Singapore)
GBP000's
Cost: 19,041 Value: 12,957
% of net assets: 1.9%
Date of acquisition: December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.

17. EEMS (Italy)
GBP000's
Cost: 1,376 Value: 12,650
% of net assets: 1.9%
Date of acquisition: May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings.

18. Leica Microsystems (Germany)
GBP000's
Cost: 8,682 Value: 11,095
% of net assets: 1.6%
Date of acquisition: April 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is earnings.

19. Grand Navi Veloci (GNV) (Italy)
GBP000's
Cost: 10,576 Value: 10,576
% of net assets: 1.6%
Date of acquisition: October 2004

GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003.The valuation basis is cost in fund currency.

20. Inmarsat (UK)
GBP000's
Cost: 6,031 Value: 10,128
% of net assets: 1.5%
Date of acquisition: December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is earnings.

SVG Capital plc
Annual Report and Accounts 2004
18

Board of Directors


-------------------------------------------------------------------- ----------------------------------------------------------

1 John McLachlan                                                     5 Edgar Koning
Chairman (aged 62)                                                   Non-Executive Director (aged 52)
John McLachlan was appointed as a Director of the Company on 12      Edgar Koning was appointed as a Director  of  the Company 12
February 1996. He retired as Group Investment Director of United     February 1996 and is Executive Vice President with AEGON
Assurance Group plc in August 1999.  He is Chairman of Invesco       Nederland NV. He joined AEGON in 1981 and  has held various
Income Growth Trust plc, House of Fraser Pension Trust, Big Food     senior management positions in the Group.
Group Pension Trust and is a non-executive Director of Falcon
Property Trust Limited.
-------------------------------------------------------------------- -------------------------------------------------------------
-------------------------------------------------------------------- -------------------------------------------------------------
2 Nicholas Ferguson                                                  6. Denis Raeburn
Chief Executive (aged 56)                                            Non-Executive Director (aged 60)
Nicholas Ferguson was appointed as a Director of the Company on 12   Denis Raeburn was appointed as a Director of the Company on 25
February 1996. He is Chairman of SVG Advisers Limited and was        June 2001 and was Managing Director of the asset management
formerly Chairman of Schroder Ventures and instrumental in its       company Global Asset Management (GAM) between 1986 and 1999.
development since 1984. He is non-executive Director of BskyB plc.
He retired as a non-executive Director of Schroders plc in April
2004.
-------------------------------------------------------------------- -------------------------------------------------------------
-------------------------------------------------------------------- -------------------------------------------------------------
3 Francis Finlay                                                     7. Charles Sinclair
Non-Executive Director (aged 62)                                     Non-Executive Director (aged 56)
Francis Finlay was appointed as a Director of the Company on 1       Charles Sinclair was appointed as a Director of the Company on
October 2004. He is Chairman and Chief Executive Officer of Clay     1 January 2005. He is Chief Executive of Daily Mail and
Finlay Inc., a New York based investment management firm with        General Trust plc. He is a non-executive Director of Euromoney
offices in London and Tokyo. Other corporate directorships           Institutional Investor PLC and Reuters Group PLC. He retired as
include: Scottish Investment Trust plc, East Europe Development      a non-executive Director of Schroders plc in April 2004.
Fund, Blakeney Investors, Lebanon Holdings, Bayer Allan Funds and
the Australian Development Fund.
-------------------------------------------------------------------- -------------------------------------------------------------
-------------------------------------------------------------------- -------------------------------------------------------------
4 Anthony Habgood                                                    8. Andrew Williams
Non-Executive Director (aged 58)                                     Executive Director (aged 52)
Anthony Habgood was appointed as a Director of the Company on 12     Andrew Williams was appointed as a Director of  the Company on
February 1996 and is Chairman of Bunzl plc and a non-executive       3 May 2002. He is Chief Executive of SVG Advisers Limited and
Director of Marks & Spencer Group plc.                               Managing Principal of SVG North America Inc and a non-executive
                                                                     Director of CDC Group plc.
-------------------------------------------------------------------- --------------------------------------------------------------
-------------------------------------------------------------------- --------------------------------------------------------------

-------------------------------------------------------------------- --------------------------------------------------------------

Full details of the Committees of the Board can be found on pages 35 to 37.

SVG Capital plc
Annual Report and Accounts 2004
19

SVG Capital plc
Annual Report and Accounts 2004
20

List of investments (Group)

at 31 December 2004


                                                                                           SVG Capital's     Value of SVG Capital's
                                                                                                 holding SVG Capital's          net
                                                                           Year    Original  in the fund      holding       assets
                                                                         formed    life(years)         %      GBP'000            %
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Asia
Asia Pacific Trust
Formed to invest in equity and near-equity investments in the high growth economies of the Asia Pacific region. This trust has
been in liquidation since 1998.                                             1990           8*          6.4          454         0.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Asia Pacific Fund II
Established to make equity and near-equity investments in buy-outs, buy-ins, development capital businesses and turnarounds, principally in the Asia Pacific region with an emphasis on Australia, China,
Hong Kong, India, Indonesia, Malaysia, Singapore and Thailand.              1994          10*         14.0       14,477         2.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Schroder Ventures Asia Pacific Fund
Established to make equity or near-equity investments in companies that have significant exposure to the Asia Pacific region. The fund focuses principally on management buy-outs and buy-ins, financial acquisitions
and larger development capital opportunities.                               1999           10         29.9       28,557         4.2
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Co-investments with Asia Pacific Fund ll and Schroder
Ventures Asia Pacific Fund                                                                                        1,685         0.3
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
The Japan Venture Fund III
Established to invest directly or indirectly in equity and near-equity investments in a diversified portfolio of early stage, or development capital investments and leveraged and management buy-outs and
buy-ins, principally in Japan.                                              1997           10         20.3        9,756         1.4
The Japan Venture Fund IV
Established to invest in buy-out transactions in Japan across a range
of industries and sectors.                                                  2004           10         27.2       12,746         1.9
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Total Asia                                                                                                       67,675        10.0
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
* the lives of these funds have been extended.


SVG Capital plc
Annual Report and Accounts 2004
21


                                                                                          SVG Capital's     Value of  SVG Capital's
                                                                                                holding SVG Capital's          net
                                                                           Year    Original  in the fund      holding       assets
                                                                         formed life(years)            %      GBP'000            %
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Continental Europe
Permira Europe I
The first US$1 billion fund raised for private equity investment in Europe
focusing on large and medium-sized leveraged buy-out opportunities.         1997      10              13.5       21,362        3.2
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira Europe II
Formed as the successor to Permira Europe I, the fund focuses on
European buy-outs and buy-ins, in addition to growth capital investments.   2000      10              19.7      356,041       52.6
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira Europe III
Formed as the successor to Permira Europe II, the fund focuses on
European buy-outs/ins and growth capital investments in European
businesses or global businesses with a strong European presence.            2003      10              10.2       80,893       12.0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
P123
A fund of Permira pan-European buy-out funds, with interests
in Permira Europe I, II and III.                                            2003      15              38.6       62,736        9.3
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira France I
The fund's policy was to invest in leveraged buy-outs and development capital businesses primarily in France. The fund was put into liquidation
in December 1999.                                                           1989     10*              39.8          416        0.1
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira France Venture I
Formed with a policy of investing in development capital opportunities,
principally in France.                                                      1992     10*              19.0           63        0.0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira German Buy-Outs
Established to invest in buy-outs of companies in Germany and some
of its neighbouring countries.                                              1986     10*              29.7        9,608        1.4
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of buy-outs, buy-ins, development capital businesses and turnarounds, principally in
Germany, Austria and Switzerland.                                           1991     10*              19.4           82        0.0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Permira Italy II
Established to make equity and near-equity investments in buy-outs and
buy-ins, including development capital businesses, principally in Italy.    1993     10*              21.0        1,572        0.2
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total Continental Europe                                                                                        532,773       78.8
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
* the lives of these funds have been extended.


SVG Capital plc
Annual Report and Accounts 2004
22

List of investments (Group)
at 31 December 2004
continued


                                                                                           SVG Capital's   Value of  SVG Capital's
                                                                                               holding  SVG Capital's          net
                                                                           Year    Original in the fund      holding       assets
                                                                         formed  life(years)        %        GBP'000            %
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
United Kingdom
Permira UK III
Established as Permira's third buy-out fund in the United Kingdom to invest in equity and near-equity investments in buy-outs, buy-ins,
development capital businesses and turnarounds.                             1993      10*          18.8       4,645          0.7
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Permira UK Venture III
Established to invest in a diversified portfolio of venture or development
capital businesses and buy-outs, principally in the United Kingdom.         1990      10*          8.7           55          0.0
----------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Permira UK Venture IV
Established to follow the policies of the fully invested Permira
UK Venture III                                                              1995      10           4.2          785          0.1
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total United Kingdom                                                                                          5,485          0.8
----------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
* the lives of these funds have been extended.


SVG Capital plc
Annual Report and Accounts 2004
23


                                                                                          SVG Capital's     Value of  SVG Capital's
                                                                                               holding   SVG Capital's          net
                                                                            Year    Original  in the fund      holding       assets
                                                                           forme life(years)            %      GBP'000            %
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

North America
Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and development capital opportunities,
principally in Canada.                                                      1994       10             22.6        5,016        0.7
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs, buy-ins, leveraged build-ups
and development capital opportunities in Canada.                            2000      10             26.6        1,097         0.2
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Co-investments with Schroder Canadian Buy-Out Funds II and III                                                   5,424         0.8
Schroder Ventures International Life Sciences Fund
Established to invest in life sciences companies, principally in the
United States, the United Kingdom and Continental Europe.                   1993      10*             6.8          975         0.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Schroder Ventures International Life Sciences Fund II
Established as a successor to Schroder Ventures International Life
Sciences Fund to invest in a diversified portfolio of life sciences companies, principally in the United States and Europe. The majority
of these investments will be in early stage opportunities.                  1999      10             29.2       29,533         4.4
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
International Life Sciences Fund III
The successor to Schroder Ventures International Life Sciences Fund II,
established to invest in a diversified portfolio of life sciences companies, principally in the United States and Europe. The majority of these
investments will be in early stage opportunities                            2002      10             19.1       11,136         1.6
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Schroder Ventures US Fund
Established to invest in larger development capital and mid-size buy-outs in the US, with a particular focus on media, telecommunications and
technology sectors.                                                         1999      10             29.9       27,370         4.1
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Co-investments with Schroder Ventures US Fund                                                                     1,714        0.3
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total North America                                                                                              82,265       12.2
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total private equity portfolio                                                                                  688,198      101.8
Money market instruments                                                                                         10,987        1.6
UK listed equity funds                                                                                           15,179        2.2
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                                                      714,364      105.6
Other assets less total liabilities                                                                            (37,960)      (5.6)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                                676,403      100.0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
* the lives of these funds have been extended.


SVG Capital plc
Annual Report and Accounts 2004
24
Report of the Directors
for the year ended 31 December 2004

The Directors submit their report and the audited accounts of the Company for the year ended 31 December 2004.

Company's business

The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended 31 December 2002 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman's statement on pages 2 and 3, the CEO's operating review on pages 4 and 5 and the Portfolio Review on pages 6 to 11.

Revenue and earnings

The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP4,746,000 (year ended 31 December 2003: deficit of GBP5,531,000), equivalent to a deficit per ordinary share of 4.19p (year ended

31 December 2003: deficit of 5.32p).

Dividend

The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses that arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. The Directors do not recommend the payment of a final dividend as the Company has reported a deficit for the financial year on its revenue account.

Policy for payment of creditors

It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 31 December 2004.

Purchase of shares for cancellation

The Directors have not used the authority given to them at the Annual General Meeting of the Company held on 29 April 2004 to purchase any of the ordinary shares of the Company.

The total number of shares in issue on 24 March 2005 was 122,529,853 shares. To provide maximum flexibility, the Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 24 March 2005 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 66 and 67.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2006, unless renewed earlier.

As at 24 March 2005, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at 24 March 2005 was 7,908,124, which represented approximately 6.5 per cent. of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy back authority given on 29 April 2004 (for 16,887,010 shares) then the options outstanding at 24 March 2005 would represent approximately 7.5 per cent. of the issued ordinary share capital. However, the directors do not presently intend to exercise the existing authority prior to its expiry on 25 April 2005.

Issue of new shares

At the Annual General Meeting of the Company on 29 April 2004, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in April 2003) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 12 and 13 (set out in the notice of the Annual General Meeting on pages 66 and 67) will be proposed at the Annual General Meeting.

If passed, Resolution 12 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,225,298 (equivalent to 1% of the Company's issued ordinary share capital as at 24 March 2005) in connection with the Company's Executive Share Option Plan, and (b) GBP40,843,284 (equivalent to one-third of the Company's issued ordinary share capital as at 24 March 2005).

If passed, Resolution 13 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,225,298 (equivalent to 1% of the Company's issued ordinary share capital as at 24 March
2005) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP12,252,985 (equivalent to 10% of the Company's issued ordinary share capital as at 24 March 2005). The Directors are seeking the authority referred to in paragraph (c) of Resolution 13 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities. The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 12 generally to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 12 and paragraph (a) of Resolution 13 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, include joint ventures). 0Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares that may be issued pursuant to the exercise of options. The authorities proposed to be taken under Resolutions 12 and 13 will lapse at the conclusion of the Company's Annual General Meeting in 2006, unless renewed earlier.

SVG Capital plc
Annual Report and Accounts 2004
25

Directors

The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 31 December 2004 are given below:


                                                              Ordinary  Shares
                                                              of  GBP1.00 each
                                                 At                         At
                                       31  December               31  December
                                               2004                       2003
-------------------------------------------------------------------------------

Beneficial

J J McLachlan                                18,061                     18,077
N E H Ferguson*                             362,341                    233,284
D F K Finlay**                            Nil                        Nil
C J Govett***                                67,500                     67,500
A J Habgood                                  25,000                     25,000
E W Koning                                Nil                        Nil
D Raeburn                                    60,000                     60,000
A F Sykes***                              Nil                        Nil
A C Williams*                                13,091                     13,091
-------------------------------------------------------------------------------
Non-beneficial
N E H Ferguson                               27,900                     27,900
C J Govett***                                20,000                     20,000
A J Habgood                                  12,500                     12,500
-------------------------------------------------------------------------------

* Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 29.

**  Holdings correct as at date of appointment.

*** Holdings correct as at date of resignation. Andrew Sykes resigned as a Director on 31 March 2004 and John Govett resigned as a Director on
    30 September 2004.

Charles Sinclair was appointed as a Director of the Company with effect from 1 January 2005. He had a beneficial interest in 67,062 ordinary shares and non-beneficial interest in 6,250 ordinary shares of the Company on appointment.

Nicholas Ferguson also holds GBP500,000 of SVG Capital's 41/2 per cent subordinated convertible bonds 2013.

Denis Raeburn also holds GBP500,000 of SVG Capital's 41/2 per cent subordinated convertible bonds 2013.

Anthony   Habgood  also  holds   GBP200,000  of  SVG  Capital's  41/2  per  cent
subordinated convertible bonds 2013.

There had been no changes in the above holdings up until 24 March 2005.

The election of Damon Buffini as a non-executive Director will be put to shareholders as part of the arrangements with Permira. Biographical details of Damon Buffini are set out in the letter from the Chairman of the Company in Part I of the Circular to shareholders dated 24 March 2005.

In accordance with the Company's Articles of Association, the elections of Francis Finlay and Charles Sinclair will be proposed at the forthcoming Annual General Meeting. Anthony Habgood and Edgar Koning will retire at the Annual General Meeting in accordance with the Articles of Association and in accordance with the Company's policy on tenure outlined on page 33 and, being eligible, offer themselves for re-election. Nicholas Ferguson will retire in accordance with the Company's policy on tenure and, being eligible, offers himself for re-election. John McLachlan will retire at the Annual General Meeting and is not seeking re-election.

Francis Finlay, aged 62, is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Clay Finlay manages a full range of global and regional equity mandates for a worldwide institutional client base.

Prior to co-founding Clay Finlay in 1982, he held senior investment management positions with Morgan Guaranty in New York and Lazard Freres in Paris and New York. Current corporate directorships include: Scottish Investment Trust plc, East Europe Development Fund, Blakeney Investors, Lebanon Holdings, Boyer Allan Funds and the Australian Development Fund. He was a Director of NYSE listed United Asset Management from 1998 to 2000.

Educated at Oxford University, he is currently an Honorary Fellow of Merton College and a Governor of the London Business School.

Charles Sinclair, 56, is Chief Executive of Daily Mail and General Trust plc, a post he has held since 1988, having joined the group in 1975. He is a non-executive director of Euromoney Institutional Investor PLC and Reuters Group PLC. He retired from the Board of Schroders plc in April 2004.

He was educated at Winchester College and Magdalen College, Oxford, and is a Fellow of the Institute of Chartered Accountants.

The Board believes that all three Directors will bring valuable experience to the deliberations of the Board and its Committees and supports their elections.

The Board also supports the re-elections of Nicholas Ferguson, Anthony Habgood and Edgar Koning, who continue to demonstrate commitment to their roles and provide valuable contributions to the deliberations of the Board and its Committees.

Nicholas Ferguson, Anthony Habgood and Edgar Koning have served as Directors of the Company for more than nine years. Anthony Habgood and Edgar Koning are considered to be independent in both character and judgement.

Biographical details of all current Directors may be found on page 18.

The Directors do not have service contracts with the Company. However, Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to SVG Advisers Limited ("SVGA"). As part of the secondment arrangements, SVGA will

SVG Capital plc
Annual Report and Accounts 2004
26

Report of the Directors
for the year ended 31 December 2004
continued

reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on Permira or Schroder Ventures' funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas
Ferguson  and  Andrew  Williams  also  participate  in  the  Schroder   Ventures
Co-Investment Scheme and Schroder Ventures Investments Limited. Nicholas Ferguson was, until April 2004, a non-executive Director of Schroders plc, whose subsidiaries include Schroder Investment Management Limited, which receives fees from the Company in accordance with the terms of a company secretarial agreement and for the provision of cash management services. Full details of fees paid can be found in Note 29 on page 58. No other Director has any material interest in any other contract that is significant to the Company's business.

Directors' and officers' liability insurance

During the year the Company had maintained cover for its Directors and Officers, under a directors' and officers' liability insurance policy as permitted by
Section 310 of the Companies Act 1985 (as amended).

Auditors

Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

The Auditor provides non-audit services to the Group, details of which are set out in Note 3 on page 44. The Audit Committee has adopted a pre-approval policy on the engagement of the Auditor to supply non-audit services to the Group. Terms of Reference of the Audit Committee may be found on page 35.

Registered Number: 3066856 Registered Office 31 Gresham Street London EC2V 7QA

Substantial share interests

At 24 March 2005 the Company had been notified of the following interests in excess of 3 per cent of the issued capital.



                                                                    Number of    Percentage
                                                              ordinary shares      of class

Schroders plc and its subsidiaries:
- non beneficial, managed for clients                              22,755,417         18.57
- beneficial                                                        7,113,449          5.80
Aegon Investment Management BV                                     24,603,665         20.08
Lansdowne Partners                                                  9,339,965          7.62
Metropolitan Life Insurance Company                                 5,012,531          4.09
Morley Fund Management                                              4,107,340          3.35



By order of the Board
Schroder Investment Management Limited Company Secretary 24 March 2005

SVG Capital plc
Annual Report and Accounts 2004
27

Remuneration report

for the year ended 31 December 2004

Introduction

This report deals with the remuneration paid to the Directors including the Company's executive Directors, Nicholas Ferguson, Chief Executive of the
Company, and Andrew Williams for the year ended 31 December 2004. It also addresses the policy for future remuneration of the Directors.

In accordance with the Companies Act 1985 (as amended), a resolution to approve this report will be put to shareholders at the Annual General Meeting.

The Remuneration Committee (the "Committee")

The Committee's members during the year were John McLachlan (Chairman), Denis Raeburn, Anthony Habgood and John Govett, until he resigned, all considered by the Board to be independent non-executive Directors. From the date of the Annual General Meeting in 2005, the Committee's members will be Francis Finlay (Chairman), Anthony Habgood and Denis Raeburn.

The Committee meets at least twice a year and invites selected executives and advisers to attend as appropriate.

The Committee is responsible for determining the remuneration policy for executives, including executive Directors, of the SVG Group (the "Group") and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP and Towers Perrin, independent remuneration consultants, to advise it. New Bridge Street Consultants LLP also provides advice on the operation of the Company's share schemes.

The terms of reference of the Committee are set out on page 37 and available on request from the Company Secretary.

Non-executive Directors

All Directors are appointed for an initial term of 3 years subject to election at the first Annual General Meeting following their appointment. Thereafter Directors retire by rotation at least every three years. The Chairman meets with each Director before such Director is proposed for re-election, and, subject to the evaluation of performance carried out each year, the Board agrees whether it is appropriate for such Director to seek an additional term. When recommending whether an individual Director should seek re-election, the Board will take into account the provisions of the Combined Code, including the need to refresh the Board and its committees.

Appointment letters were issued to John Govett, Anthony Habgood, Edgar Koning, John McLachlan and Denis Raeburn on

26 February 2004, all of which included notice periods of not less than three months. The terms of appointment for John Govett, Anthony Habgood, Edgar Koning and John McLachlan were for a period ending

11 February 2005, and Denis Raeburn's appointment was for a period ending 24 June 2004. Anthony Habgood, Edgar Koning and Denis Raeburn have been invited to serve for a further period of three years. A letter of appointment with the Company was issued to Francis Finlay on 1 October 2004, for an initial period of three years with a minimum notice period of three months in writing by either party.

Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels, the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Policy on the remuneration of the Directors

The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions (this is provided by Towers Perrin). The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

Performance-related elements of remuneration form a significant proportion of the total remuneration package of the executive Directors.

During the year the Committee will be reviewing the structure of remuneration for the Company's executives, which may result in proposals being presented to shareholders in General Meeting.

The basic salaries of the executive Directors are reviewed annually, having regard to individual performance and comparative market data. In addition, they are eligible for a non-pensionable discretionary bonus, which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board. The normal maximum annual bonus for an executive Director has been set at 300% of salary.

Benefits in kind (which are not pensionable) relate to the provision of health insurance and life assurance cover.

External appointments

The Company permits executive Directors of the Company to accept limited non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive Directors.

Nicholas Ferguson was appointed as a non-executive Director of BSkyB plc on

16 June 2004, following consultation with the Chairman and the Board. Directors' fees of GBP45,600 for this appointment are retained by Mr Ferguson.

Andrew Williams was, throughout the year, a non-executive Director of CDC Group plc. Directors' fees of GBP21,333 for this appointment are retained by Mr Williams.

SVG Capital plc
Annual Report and Accounts 2004
28

Remuneration report
for the year ended 31 December 2004
continued

Service contracts

Neither of the executive Directors has a service contract with the Company. They are employed by Schroder Investment Management Limited (SIM) and are seconded to the Group. Their contracts with SIM provide for three months' notice and do not include liquidated damages provisions.

Mr. Ferguson's and Mr Williams' contracts are dated 1 March 2004. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

Pension arrangements

The following figures, prepared in accordance with UK legislation and the Listing Rules of the Financial Services Authority, apply to Nicholas

Ferguson and Andrew Williams (who are members of Schroder's Retirement Benefits Scheme) in respect of the year ended 31 December 2004, for which they were executive Directors of the Company. No pension contributions are payable by either executive Director.

Executive Directors' pensions*


                                                                                                                          Transfer
                                                                                                                          value at
                                                                                                                       31 December
                                                                                                                   2004 in respect
                                               Increase in                                   Increase                  of increase
                 Accrued          Increase in      accruedAccrued       Transfer          in transferTransfer           in accrued
                 benefit at           accrued  benefit duebenefit at    value at            value netvalue at              benefit
                 31 December      benefit due     to other31 December   31 December     of director's31 December        (excluding
                           2003  to inflation      factors          2004         2003   contributions         2004      inflation)
                        GBP'000       GBP'000      GBP'000       GBP'000      GBP'000         GBP'000      GBP'000         GBP'000
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

N E H Ferguson              110             4            1           115        1,473             264        1,737              20
A C Williams                 89             3            1            93          999             198        1,197              22
----------------------------------------------------------------------------------------------------------------------------------

* This forms part of the audited section of the Remuneration Report.

Transfer values are liabilities of the relevant pension fund rather than amounts due to be paid to the executive Directors or liabilities of the Company.

Current remuneration*

The emoluments of the Directors in respect of the year ended 31 December 2004 were as specified below:



                                                             Total         Total
                                                             emoluments    emoluments
                                                             Year to       Year to
                                 Salary   Benefits   Annual  31 December   31 December
                                 & fees    in kind   bonus***          2004            2003
                                GBP'000    GBP'000   GBP'000        GBP'000         GBP'000
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Executive
N E H Ferguson                      313          1      500             814             761
A C Williams                        288          1      500             789             552
Non-Executive
J J McLachlan                        75          -        -              75              75
F Finlay                              9          -        -               9Nil
C J Govett                           21          -        -              21              24
A J Habgood                          30          -        -              30              24
E W Koning                           26          -        -              26              21
D Raeburn                            30          -        -              30              24
A F Sykes                             6          -        -               6              23
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Aggregate emoluments                798          2    1,000           1,800           1,504
--------------------------------------------------------------------------------------------


*   This forms part of the audited section of the Remuneration Report.

*** Bonuses  include  provision  for amounts  accrued but not paid in each year.
    Annual bonuses are awarded in respect of calendar years.

SVG Capital plc
Annual Report and Accounts 2004
29

Share options

So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, the interests of the Company's executive Directors and other executives of the Group are aligned with shareholders' through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on 3 May 2001.

Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance.

All options are granted at the prevailing market price around the time of grant.

Options held by Directors over ordinary shares of the company*

The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:



                                  At                                              At           Exercise dates**
                         31 December Options       Options   Options     31 December   Exercise
                                2003 granted     exercised    lapsed            2004      price     Earliest           Latest
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

N E H Ferguson               715,446         -     -          -              715,446  410.00p  21 June 2004***   20 June 2011
                             357,724         -     -          -              357,724  410.00p  21 June 2005***   20 June 2011
                             404,484         -     -          -              404,484  334.50p  5 April 2005***   4 April 2012
                             349,840         -     -          -              349,840  392.75p  13 March 2006     12 March 2013
                                   -   363,256     -          -              363,256  479.00p  12 March 2007     11 March 2014
A C Williams                 373,983         -     -          -              373,983  410.00p       21 June 2004***   20 June 2011
                             186,992         -     -          -              186,992  410.00p       21 June 2005***   20 June 2011
                             272,645         -     -          -              272,645  334.50p       5 April 2005***    4 April 2012
                             239,847         -     -          -              239,847  392.75p       13 March 2006     12 March 2013
                                   -   248,851     -          -              248,851  479.00p       12 March 2007     11 March 2014
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Total                      2,900,961   612,107     -          -            3,513,068
-----------------------------------------------------------------------------------------------------------------------------------


*  This forms part of the audited section of the Remuneration Report.

** Options are exercisable subject to appropriate performance targets being met.

***Performance conditions have been met.

For the options that were granted in March 2003 and March 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, they may be re-tested every six months up to six years from grant.

The mid-market price of shares at 31 December 2004 was 579.0p and the range during the year was 445.0p to 579.0p.

SVG Capital plc
Annual Report and Accounts 2004
30

Remuneration report
for the year ended 31 December 2004
continued

The Committee intends to continue to set appropriately demanding performance targets on the exercise of options. For options granted in 2005, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it will lapse (i.e. there will be no retesting of this performance condition). This change has been introduced from 2005 to reflect best practice. It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests.

External advisers will confirm the performance criteria calculations for the Committee, which will be measured on a consistent basis.

Performance graph

The Companies Act 1985 requires this report to include a performance graph comparing the Company's total shareholder return performance against that of a broad equity market index. For this purpose, the Committee has decided that the FTSE All-Share Index is the most appropriate available index for comparative purposes because it is the principal index in which the Company's shares are quoted.

This graph looks at the value, by the end of 2004, of GBP100 invested in SVG Capital on 30 June 2000 compared with the value of GBP100 invested in the FTSE All-Share Index. The other points plotted are the values at intermediate financial year-ends.

On behalf of the Board

John McLachlan
Chairman, Remuneration Committee 24 March 2005

SVG Capital plc
Annual Report and Accounts 2004
31

Statement of Directors' responsibilities

The Directors are responsible for preparing accounts for each financial period which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial period and of the return for the period, and are in accordance with applicable laws and regulations.

The Directors are satisfied that the Group has adequate resources to continue in business and accordingly that the accounts should be drawn up on a going concern basis. Further, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of these accounts and applicable accounting standards have been followed. These policies and standards, for which the Directors accept responsibility, have been discussed with the Auditors.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud, error, other irregularities and non-compliance with laws and regulations.

The accounts are published on the www.svgcapital.com website, which is a website maintained by SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of the Company. The maintenance and integrity of this website is the responsibility of SVGA.

The accounts are also published on the www.schroders.co.uk website, which is a website maintained by Schroders. The maintenance and integrity of the website maintained by Schroders or any other subsidiary of Schroders plc is, so far as it relates to the Company, the responsibility of Schroders.

The work carried out by the auditors does not involve consideration of the maintenance and integrity of these websites and accordingly, the auditors accept no responsibility for any changes that have occurred to the accounts shown on the websites from this published report and accounts. Visitors to the websites need to be aware that legislation in the United Kingdom governing the preparation and dissemination of the accounts may differ from legislation in their jurisdiction.

The Directors believe that they have complied with these responsibilities.

SVG Capital plc
Annual Report and Accounts 2004
32

Corporate governance

The Company is committed to high standards of corporate governance. In July 2003, a revised Combined Code on Corporate Governance (the "Code") was published by the Financial Reporting Council. The provisions of the revised Code formally apply to the Company for the first time for the year ended 31 December 2004. The UK Listing Authority requires all listed companies to disclose how they have applied the principles of, and complied with, the provisions of the Code.

The Board has undertaken a strategic review of its governance structure. This review was begun at the end of 2003 and finalised in November 2004. Prior to the conclusion of the review, the Company substantially complied with the best practice provisions in Section 1 of the 1998 Combined Code. Following the conclusion of this review, the Board has amended the Schedule of Matters reserved for its decision and adopted revised Terms of Reference for all its Committees. The Board has also appointed Anthony Habgood as Senior Independent Director with effect from 1 December 2004.

A formal and rigorous process for the evaluation of the performance of Directors and the Board and its Committees has been developed and agreed.

The Board considers that the Company has, since the conclusion of the review, complied with the best practice provisions in Section 1 of the Code, save in respect of the matter disclosed below, where departure from the Code is considered appropriate.

Application of code principles
Role of the Board

The Board determines and monitors the Company's investment objectives and policy, decides on individual fund investments and considers the future strategic direction of the Company. The Board is responsible for presenting a balanced and understandable assessment of the Company's position and, where appropriate, future prospects in annual and interim reports and other forms of public reporting. It monitors and reviews the shareholder base of the Company, marketing and shareholder communication strategies, and evaluates the performance of all service providers, with input from its Committees where appropriate.

A procedure for Directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company has been reconfirmed during the year.

Composition and independence

The Board currently consists of two executive and six non-executive Directors. Profiles of each of the Directors, including age and length of service, may be found on page 18. The Board considers each of the Chairman, Francis Finlay, Anthony Habgood, Edgar Koning, Denis Raeburn and Charles Sinclair to be independent. The independence of each Director is considered on a continuing basis.

A review of Board composition and balance, including succession planning for appointments to the Board, is included as part of the annual performance evaluation of the Board, details of which may be found below. During the year under review, two non-executive Directors retired and the composition of the Board and its Committees was refreshed by the appointment of additional independent non-executives.

The Board is satisfied that it is of sufficient size, with an appropriate balance of skills and experience, and that no individual or group of individuals is or has been in a position to dominate decision making.

The role of the Chairman

The Chairman is responsible for leading the Board, ensuring its effectiveness in all aspects of its role and setting its agenda.

Succession

The Chairman of the Company has decided to retire at the forthcoming AGM and Nicholas Ferguson, the current Chief Executive has agreed to step-down as Chief Executive and succeed the Chairman.

The Code requires an explanation in cases where an individual who previously held the position of chief executive is appointed chairman of the board. The Board's reasoning for its decision is provided in the Chairman's statement and background is provided below:

Background

Nicholas Ferguson has been active in the private equity industry for over twenty years. He was formerly Chairman of Schroder Ventures and was instrumental in its development since its inception in the early 1980s. He has been a Director of SVG Capital since it was listed on the London Stock Exchange in May 1996 and has played a pivotal role in the Company's development since that date.

Process

The Nominations Committee and the Board (with the exception of Nicholas Ferguson) were involved in the selection of a suitable candidate as Chairman to succeed John McLachlan.

Criteria

SVG Capital is focused on the specialist area of private equity. It is self managed and the key decisions on investment commitments to new funds and to support new initiatives are all taken by the Board. It has a rapidly growing and valuable advisory business in the form of SVG Advisers. The nature of the business, the expectation of shareholders, the continuing growth and the issues the Company will face over the next few years, including its relationship with the key underlying advisers, lead the Board to conclude that the key qualities the Company required in its Chairman are as follows:

- extensive experience in private equity and a thorough understanding of the private equity investment process - ability to command respect of Board members, shareholders, employees and our underlying private equity fund managers-demonstration of a strong commitment to creation of value for shareholders, both through net asset and share price growth - a commitment to high standards of corporate governance - a clear understanding of the role of Chairman

Taking these qualities into consideration and after careful consideration of all the options, the Board unanimously believes that Nicholas Ferguson is the best candidate for the position of Chairman. Whilst the Board and the Nominations Committee have considered a search for an external candidate, the Board believes that it is unlikely that any such search will yield a better candidate.

As further outlined in the Chairman's statement on pages 2 and 3, the Board is not proposing to replace Nicholas Ferguson as Chief Executive.

SVG Capital plc
Annual Report and Accounts 2004
33

Independence

Although Nicholas Ferguson, on appointment, will not meet the independence criteria set out in the Code, the Board believes this appointment to be in the best interests of the Company.

Consultation

As required by the Code, the Board has consulted with major shareholders in advance. Shareholders representing approximately 60% of the Company's share capital at 18 March 2005 have indicated they are supportive of this succession.

Senior Independent Director

The Board has considered whether a Senior Independent Director should be appointed. Following the completion of the governance review in November 2004, Anthony Habgood was appointed as Senior Independent Director with effect from 1 December 2004. The Senior Independent Director intends to lead the evaluation of the performance of the Chairman and is available to shareholders if they have concerns, that cannot be resolved through discussion with the Chairman. As part of the evaluation process, the non-executive Directors will meet without the Chairman being present, and the Senior Independent Director will chair these meetings.

Company Secretary

The Directors have access to the advice and services of the corporate Company Secretary through its appointed representative, who is responsible to the Board, inter alia, for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Tenure

The Directors have adopted a policy on tenure that they consider appropriate for the Company as a self-managed investment trust. The Board does not believe that length of service, by itself, leads to a closer relationship with the Executive. The independence of Directors will continue to be assessed on a case by case basis. In order to allow shareholders the opportunity to endorse this policy, however, any Director who has served for more than nine years will be subject to annual re-election at the Annual General Meeting.

Induction and training

When a Director is appointed he or she receives a full, formal and tailored induction. Changes affecting Directors' responsibilities are advised to the Board as they arise. Advisers to the Company also prepare reports for the Board from time to time. In addition, Directors may attend ad hoc seminars covering issues and developments relevant to the Company.

Performance evaluation

The Board has adopted a formal and rigorous annual evaluation of its own performance and that of its Committees and individual Directors. The first evaluation began in December 2004. The evaluation is in two stages. First, the evaluation of individual Directors is led by the Chairman, and the evaluation of the Chairman's performance is led by the Senior Independent Director. Evaluation is conducted utilising a questionnaire combined with one to one meetings. Secondly, the Board evaluates its own performance and that of its Committees. The Board has developed criteria for use at the evaluation, which focuses on the individual contribution to the Board and its Committees made by each Director and the responsibilities, composition and agenda of the Committees and of the Board itself.

Meetings

The Board held five scheduled meetings, including one strategy meeting, during 2004. Additional meetings were also arranged as required. Attendance at the five scheduled meetings was as set out below:

Director                     Attendance
J J McLachlan                5
N E H Ferguson               5
C J Govett*                  3
D F K Finlay**               1
A J Habgood                  5
E W Koning                   3
D Raeburn                    5
A F Sykes***                 1
A C Williams                 5

* Resigned as a Director on 30 September 2004 and did not attend the meeting in June 2004.

** Appointed as a Director on 1 October 2004 and attended the maximum number of meetings held in 2004 following appointment.

*** Resigned as a Director on 31 March 2004 and attended the maximum number of meetings held in 2004 before retirement.

The Board is satisfied that each of the Chairman and the other non-executive Directors commit sufficient time to the affairs of the Company to fulfil their duties as Directors.

Information flows

Management reports to the Board on at least a quarterly basis and as appropriate on specific matters. The Chairman ensures that Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required.

Committees

The Board has delegated certain responsibilities and functions to committees. Terms of Reference, as well as details of membership and activities for all Committees of the Board, are set out on the following pages. The Board keeps under review the composition of each of its Committees to ensure that undue reliance is not placed on particular individuals.

Relations with shareholders

The Board believes that the maintenance of good relations with both institutional and retail shareholders is important for the prospects of the Company. It has, since its launch, sought engagement with investors. The Chairman, the Senior Independent Director and other Directors where appropriate, discuss governance and strategy with major shareholders and the Chairman ensures communication of shareholders' views to the Board. The Board also receives feedback on the views of shareholders from its corporate broker.

The Board believes that the Annual General Meeting provides an appropriate forum for investors to communicate with the Board, and encourages participation. The Annual Report and Accounts is, when possible, sent to shareholders at least 20 business days before the Annual General Meeting, which is normally attended by the full Board of Directors. Proceedings include a presentation on the activities of the Company. There is an opportunity for individual shareholders to question the chairmen of the Board, Audit

SVG Capital plc
Annual Report and Accounts 2004
34

Corporate governance
continued

and Remuneration Committees. Details of proxy votes received in respect of each resolution are made available to shareholders at the meeting. The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year-end is valuable. The Notice of Meeting on pages 66 and 67 sets out the business of the meeting.

Going concern

The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the Company has adequate financial resources to continue in operational existence for the foreseeable future.

For this reason, and in accordance with FRS18, they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Code requires the Board to review the effectiveness of internal controls. The Board has previously undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

The Board has adopted an updated risk map that identifies significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board believes that the key risks identified and the implementation of an on-going system to identify, evaluate and manage these risks are based upon and relevant to the Company's business as an investment trust. The on-going risk assessment, which has been in place throughout the financial year and up to the date of this report, includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or condition.

Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

Following an annual review, the Company appointed Deloitte & Touche LLP as its internal auditor and the initial programme of audit commenced in 2002. The internal audit process is on-going and the findings of the internal auditor are reported to the Audit Committee.

The Board has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.

SVG Capital plc
Annual Report and Accounts 2004
35

Board committees

Audit Committee

The members of the Committee as at

31 December 2004 were: John McLachlan (Chairman) Anthony Habgood Denis Raeburn

With effect from 11 March 2005, Charles Sinclair was appointed as a member of the Committee. With effect from 25 April 2005, John McLachlan will retire as Chairman and as a member of the Committee and Charles Sinclair will succeed him as Chairman. The Board considers each member of the Committee to be independent. The Board also considers that the Chairman of the Committee has recent and relevant financial experience.

Terms of reference

The Company established an Audit

Committee in 1996. The role of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting and internal control.

The responsibilities of the Committee include the following:

Financial statements

(a) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them; (b) to review and, if appropriate, recommend to the Board, the Company's annual and interim reports;

Internal control

(c) to monitor and review annually whether an internal audit function is required; (d) to monitor the Company's accounting and financial internal control systems, and to monitor the internal control systems of subsidiaries to make recommendations on any improvements to such systems; (e) to monitor the Company's procedures for ensuring compliance with regulatory and financial reporting requirements and its relationship with the relevant regulatory authorities;

External audit and relationship with the external auditor (f) to discuss any matters arising from the audit and recommendations made by the auditors;

(g) to make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor; (h) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and (i) to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

Report on the Committee's activities

To discharge its duties, the Committee met on two occasions during 2004 and considered the following: - the annual financial statements for 2003 and interim financial statements for 2004 - group internal Audit review - the external auditors' interim and year-end reports and management letters - the effectiveness of the audit process - the independence and objectivity of the external auditor - pre-approval of non-audit services - revised Terms of Reference

The Committee has also reviewed arrangements for staff of subsidiaries to raise concerns about possible improprieties relating to the Group's operations.

Attendance

Both of the meetings held during 2004 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Audit Committee is available on request from the Company Secretary.

Investment Committee

The members of the Committee as at 31 December 2004 were: Nicholas Ferguson (Chairman) Anthony Habgood Edgar Koning John McLachlan Denis Raeburn Andrew Williams

With effect from 11 March 2005, Francis Finlay and Charles Sinclair were appointed as members of the Committee. With effect from 25 April 2005, John McLachlan will retire as a member of the Committee.

Terms of reference

The Company established an Investment Committee in 1996.

The responsibilities of the Committee include the following: - to review investment proposals for the Company - to provide investment recommendations to the Board; and, - to implement the Board's decision as regards any investment

Report on the Committee's activities

To discharge its duties, the Committee met on several occasions during 2004, and considered the following: - Investment proposals - Consideration of amended delegation authorities and composition.

Attendance

Each of the meetings held during 2004 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Investment Committee is available on request from the Company Secretary.

SVG Capital plc
Annual Report and Accounts 2004
36

Board committees
continued

Nominations Committee

The members of the Committee as at 31 December 2004 were: Anthony Habgood (Chairman) Nicholas Ferguson Edgar Koning John McLachlan Denis Raeburn

With effect from 11 March 2005, Francis Finlay was appointed as a member of the Committee. With effect from 25 April 2005, John McLachlan will retire as a member of the Committee.

The Board considers a majority of the Committee to be independent.

Terms of reference

The Company established a Nominations Committee in 1999. The role of the Committee is to consider and make recommendations to the Board on its composition and balance of skills and experience, and on individual appointments, to lead the process and make recommendations to the Board.

The responsibilities of the Committee include the following: (a) to evaluate the balance of skills, knowledge and experience of the Board of Directors and to prepare a description of the role and capabilities required for a particular appointment. In the case of the appointment of a Chairman, to prepare a job specification; (b) to select potential candidates to fill vacancies on the Board of Directors for recommendation to the Board; (c) to interview, or arrange for suitable Directors to interview, candidates for Directors; (d) to consider and, if appropriate, approve all outside appointments of executive Directors; (e) to review periodically the terms of appointment of the non-executive Directors; and
(f) to consider whether a senior independent director should be appointed and, if appropriate, to identify and recommend to the Board suitable candidates for the role.

A formal procedure for the appointment of new Directors is contained in the Terms of Reference of the Committee.

Report on the Committee's activities

To discharge its duties, the Committee met on two occasions during 2004 and considered the following: - an evaluation of the balance of skills, knowledge and experience of the Board - the selection of suitable candidates to fill vacancies on the Board - arranging for selected candidates to be interviewed - revised Terms of Reference - a revised procedure for the appointment of new Directors - a job specification for the role of the Chairman

The Committee considered the appointment of two non-executive Directors during the year under review. On both occasions, the Committee did not believe that it was necessary to approach an external search consultancy or use open advertising, as the calibre of candidate found from sources within the Group was sufficiently high.

Attendance

Both of these meetings were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Nominations Committee is available on request from the Company Secretary.

SVG Capital plc
Annual Report and Accounts 2004
37

Remuneration Committee

The members of the Committee as at 31 December 2004 were: John McLachlan (Chairman) Anthony Habgood Denis Raeburn

With effect from 11 March 2005, Francis Finlay was appointed as a member of the Committee. With effect from 25 April 2005, John McLachlan will retire as Chairman and as a member of the Committee and Francis Finlay will succeed him as Chairman.

The Board considers each member of the Committee to be independent.

Terms of reference

The Company established a Remuneration Committee in 2001. The role of the Committee is to determine the remuneration policy for executives, including executive directors, of the SVG Group and the operation of the Company's Executive Share Option Plan.

The responsibilities of the Committee include the following:

(a) to determine remuneration policy (including salaries, bonuses, pensions and other benefits) throughout the SVG Group, including: (i) to recommend to the Board the remuneration and benefits of the CEO and other executive Directors of SVG Capital and, from time to time, to review the terms of the CEO's service agreement; (ii) to review the overall remuneration costs and budgets for employees of the SVG Group; (iii) to approve annual bonus plans and to review performance against objectives; (iv) to make proposals for the level of fees payable to non-executive Directors; and (v) to approve exit packages on an individual basis and to oversee severance policy throughout the SVG Group.

(b) to operate the Company's share option schemes and other incentive schemes (if any), including: (i) to determine grants of options to be made to the CEO of SVG Capital and other eligible participants, including the setting any performance targets to be met as a condition of the exercise of such options;
(ii) to liaise with the trustees of the employee trusts operating in conjunction with the Company's share option schemes and other incentive schemes (if any);
(iii) to make amendments to the terms of such schemes (subject to the provisions of the schemes relating to amendment); and (iv) to agree, amend and approve all documents required in connection with the grant of options under, or the employee trusts and other incentive schemes (if any), execution of all such documents by any Director or the company secretary, or where any documents are to be executed as a deed, by any two Directors or any one Director and the company secretary.

Report on the Committee's activities

To discharge its duties, the Committee met on three occasions during 2004 and considered the following: - evaluation of remuneration philosophy and the structure of incentivisation and retention of executive Directors and key staff
- approving the annual bonus plan proposals for recommendation to the Board - approving appropriate targets and long term incentives for the executive Directors and key staff based on performance - review of the composition of the Committee - revised Terms of Reference - review of the operation of the Company's share option schemes and approval of grant of options

Attendance

Each of the meetings held in 2004 were attended by all members of the Committee.

Terms of reference

A copy of the full Terms of Reference of the Remuneration Committee is available on request from the Company Secretary.

SVG Capital plc
Annual Report and Accounts 2004
38

Independent auditors' report

to SVG Capital plc

We have audited the Group's accounts for the year ended 31 December 2004 which comprise the Consolidated Statement of Total Return, Company Statement of Total Return, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 30. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited accounts.This other information comprises the
Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's Statement, Manager's Report and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the total return of the group for the year then ended; and - the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor London 24 March 2005

SVG Capital plc
Annual Report and Accounts 2004
39

Consolidated statement of total return

(incorporating the revenue account)

                                                                     For the year ended                  For the year ended
                                                                       31 December 2004                    31 December 2003
                                                            Revenue             Capital   Total Revenue             Capital    Total
                                                     Notes  GBP'000             GBP'000 GBP'000 GBP'000             GBP'000  GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gains on investments                            11       -              31,201  31,201       -              10,894   10,894
Unrealised gains on investments                          11       -              84,929  84,929       -              15,128   15,128
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                              -             116,130 116,130       -              26,022   26,022
Foreign exchange gains on non-cash balances                       -                  12      12       -                 938      938
Foreign exchange (losses)/gains on cash balances               (75)                  18    (57)     178               (630)    (452)
Income                                                    2  11,171                   -  11,171   6,857                   -    6,857
Expenses                                               3/23 (9,932)               (928)(10,860) (7,642)             (3,357) (10,999)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) before finance costs
and taxation                                                  1,164             115,232 116,396   (607)              22,973   22,366
Interest payable and similar charges                      6 (5,980)                   - (5,980) (5,106)                   -  (5,106)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) on ordinary activities
before taxation                                             (4,816)             115,232 110,416 (5,713)              22,973   17,260
Tax on ordinary activities                                7      72                   -      72     182                   -      182
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return/(deficit) on ordinary activities
after tax for the period                                    (4,744)             115,232 110,488 (5,531)              22,973   17,442
Minority interest - equity                                      (2)                (84)    (86)       -                (66)     (66)
Return/(deficit) on ordinary activities after
tax and minority interest for the period
attributable to equity shareholders                         (4,746)             115,148 110,402 (5,531)              22,907   17,376
Dividends                                                 8       -                   -       -       -                   -        -
Surplus/(deficit) transferred (from)/to reserves            (4,746)             115,148 110,402 (5,531)              22,907   17,376
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                                 9 (4.19)p             101.60p  97.41p (5.32)p              22.02p   16.70p
Return per ordinary share - diluted                       9 (4.19)p              98.95p         (5.32)p              21.64p
------------------------------------------------------------------------------------------------------------------------------------

The notes on pages 43 to 60 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

SVG Capital plc
Annual Report and Accounts 2004
40

Company statement of total return

(incorporating the revenue account)

                                                                      For the year ended                  For the year ended
                                                                        31 December 2004                    31 December 2003
                                                             Revenue             Capital   Total  Revenue            Capital   Total
                                                       Notes GBP'000             GBP'000 GBP'000  GBP'000            GBP'000 GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gains on investments                              11      -              29,642  29,642       -              10,255  10,255
Unrealised gains on investments                            11      -              86,592  86,592       -              15,717  15,717
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                               -             116,234 116,234       -              25,972  25,972
Foreign exchange gains on non-cash balances                        -                  12      12       -                 938     938
Foreign exchange gains/(losses) on cash balances                   -                  93      93       -               (599)   (599)
Income                                                      2  2,304                   -   2,304   1,144                   -   1,144
Expenses                                                 3/23(1,477)               (928) (2,405) (1,154)             (3,357) (4,511)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) before finance costs
and taxation                                                     827             115,411 116,238    (10)              22,954  22,944
Interest payable and similar charges                        6(5,980)                   - (5,980) (5,106)                   - (5,106)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) on ordinary activities
before taxation                                              (5,153)             115,411 110,258 (5,116)              22,954  17,838
Tax on ordinary activities                                  7     85                   -      85     138                   -     138
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return/(deficit) on ordinary activities after tax
for the period                                               (5,068)             115,411 110,343 (4,978)              22,954  17,976
Dividends                                                   8      -                   -       -       -                   -       -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Surplus/(deficit) transferred (from)/to reserves             (5,068)             115,411 110,343 (4,978)              22,954  17,976
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                                   9(4.47)p             101.84p  97.37p (4.79)p              22.07p  17.28p
Return per ordinary share - diluted                         9(4.47)p              99.18p         (4.79)p              21.68p
------------------------------------------------------------------------------------------------------------------------------------

The notes on pages 43 to 60 form an integral part of these accounts.

The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

SVG Capital plc
Annual Report and Accounts 2004
41

Balance sheets

                                                                              At 31 December 2004    At 31 December 2003
                                                                                Group     Company       Group    Company
                                                                   Notes      GBP'000     GBP'000     GBP'000    GBP'000
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                                10         1,161           -         399          -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Fixed asset investments
Private equity funds and co-investments                              11       688,198     656,753     560,287    530,794
UK listed equity funds                                               11        15,179      15,179       8,184      8,184
Money market instruments                                             11        10,987      10,987      41,877     41,877
Investment in subsidiaries                                           13             -      45,286           -     35,538
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                              714,364     728,205     610,348    616,393
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Current assets
Debtors                                                              14         4,390       1,835       6,718      3,190
Cash at bank                                                                   14,161         458       5,791        610
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                               18,551       2,293      12,509      3,800
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Current liabilities
Creditors: amounts falling due within one year                       15       (7,764)     (3,569)     (8,111)    (4,297)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                               10,787     (1,276)     (4,398)      (497)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Debtors: amounts falling due after more than one year                              74           -           -          -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                         726,386     726,929     615,145    615,896
Creditors: amounts falling due after more than one year              16      (49,479)    (48,926)    (88,108)   (87,619)
Minority interest - non-equity                                                  (100)           -       (100)          -
Minority interest - equity                                                      (404)           -       (319)          -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net assets                                                                    676,403     678,003     526,618    528,277
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Capital and reserves
Called up share capital                                              19       122,530     122,530     112,655    112,655
Share premium account                                                20        72,622      72,622      43,114     43,114
Capital redemption reserve                                           21         3,204       3,204       3,204      3,204
Share purchase reserve                                               22        92,054      92,054      92,054     92,054
Capital reserves                                                     23       397,050     397,445     281,902    282,034
Revenue reserve                                                      24      (11,057)     (9,852)     (6,311)    (4,784)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                           25       676,403     678,003     526,618    528,277
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share                - undiluted        26        552.0p      553.3p      467.5p     468.9p
                                                  - diluted          26        539.7p      540.8p      458.7p     460.0p
-------------------------------------------------------------------------------------------------------------------------

The accounts were approved by the Board of Directors on 24 March 2005 and signed on behalf of the Board by:

John McLachlan
Nicholas Ferguson
Directors

The notes on pages 43 to 60 form an integral part of these accounts.

SVG Capital plc
Annual Report and Accounts 2004
42

Consolidated cashflow statement

                                                                                                               For the       For the
                                                                                                            year ended    year ended
                                                                                                           31 December   31 December
                                                                                                                  2004          2003
                                                                                                  Notes        GBP'000       GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
Income received on investments                                                                                   1,858           931
Bank interest received                                                                                             409           424
Investment advisory fee income received                                                                         10,563         4,442
Administrative expenses paid                                                                                  (10,262)       (8,068)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                                                27            2,568       (2,271)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest paid                                                                                                  (4,025)       (2,808)
Loan facility finance costs                                                                                    (1,198)       (2,361)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                                          (5,223)       (5,169)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Taxation
UK tax (paid)/recovered                                                                                           (27)           131
Overseas tax suffered                                                                                              (4)           (8)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total tax (paid)/recovered                                                                                        (31)           123
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of money market instruments                                                                         (239,040)     (100,720)
Purchase of UK listed equity investments                                                                       (4,699)       (7,477)
Purchase of tangible fixed assets                                                                              (1,004)         (221)
Calls paid                                                                                                   (159,477)     (110,737)
Sale of money market instruments                                                                               270,012        73,052
Sale of UK listed equity investments                                                                             1,394             -
Capital distributions received                                                                                 143,924        59,426
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from capital expenditure and financial investment                                     11,110      (86,677)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Equity dividends paid
Dividends                                                                                                            -             -
Total dividends paid                                                                                                 -             -
Financing
Drawdown from loan facility                                                                        15                -        39,996
Repayment of loan facility                                                                         15                -      (39,028)
Proceeds from ordinary share placing                                                               19                -        47,919
Issue and listing costs of ordinary shares                                                                         (9)       (2,448)
Proceeds from convertible bond issue                                                               16                -        49,797
Issue and listing costs of convertible bonds                                                                         -         (886)
Exchange gains on capital items                                                                                     12             -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                                             3        95,350
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow                                                                                                  8,427         1,356
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in debt
Increase/(decrease) in cash during the period                                                                    8,427         1,356
Exchange (loss)/gain on currency balances                                                                         (57)         (452)
Decrease/(increase) in convertible bonds                                                                        38,693      (48,418)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                                              47,063      (47,514)
Net debt at the beginning of the period                                                                       (81,828)      (34,314)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                                  28         (34,765)      (81,828)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

The notes on pages 43 to 60 form an integral part of these accounts.

SVG Capital plc
Annual Report and Accounts 2004
43

Notes to the accounts

1 Accounting policies

A summary of the more important accounting policies is set out below:
(a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

(b) Tangible fixed assets
The Group's tangible fixed assets, which include telecommunications, leasehold improvements, office equipment and computers, are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20% and 33% per annum.

(c) Fixed asset investments
Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

(d) Valuation of investments
The Company's investments in the various Schroder Ventures and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures and Permira funds in accordance with the valuation policies, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on 1 August 2003. In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

Carried interest and management fees

For the purpose of valuing the Company's holdings in the various Schroder Ventures and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20% of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

(e) Income and capital gains recognition
The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures and Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures and Permira funds will be credited to the Company's capital reserve when they are declared.

(f) Foreign currencies
Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the retranslation of the opening net investments will be taken to reserves and reported in the Consolidated and the Company's Statement of Total Return.

Foreign subsidiary financial statements are translated into sterling using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

(g) Finance costs
All finance costs are charged directly to revenue.

 (h) Taxation
Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are recoverable.

(i) Basis of consolidation
The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (c) above.

SVG Capital plc
Annual Report and Accounts 2004
44

Notes to the accounts

continued

1 Accounting policies continued

 (j) Capital reserves Capital reserve - realised
The following are accounted for in this reserve:
      - gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.
      -    realised exchange differences of a capital nature.
      -    other expenses of a capital nature.

Capital reserve - unrealised
The following are accounted for in this reserve:
      - increases and decreases in the revaluation of investments held at the year end
      -    unrealised exchange differences of a capital nature
      -    exchange differences arising on consolidation


2 Income

                                                                               For the        For the        For the         For the
                                                                            year ended     year ended     year ended      year ended
                                                                           31 December    31 December    31 December     31 December
                                                                                  2004           2004           2003            2003
                                                                                 Group        Company          Group         Company
                                                                               GBP'000        GBP'000        GBP'000         GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Income from money market instruments                                             1,092          1,092            454             454
Income from Funds and co-investments                                             1,120          1,120            564             564
Interest receivable and similar income                                             409             92            401             126
Income from investment advisory services                                         8,550              -          5,438               -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                11,171          2,304          6,857           1,144
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Income arises mainly from UK assets or operations.

3 Expenses
                                                                               For the        For the        For the         For the
                                                                            year ended     year ended     year ended      year ended
                                                                           31 December    31 December    31 December     31 December
                                                                                  2004           2004           2003            2003
                                                                                 Group        Company          Group         Company
                                                                               GBP'000        GBP'000        GBP'000         GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Fees payable to Schroder Investment
Management Limited (note 29)                                                       451            407            322             322
Directors' remuneration                                                          1,800            197          1,504             191
Staff costs (note 4)                                                             5,056              -          3,773               -
Depreciation (note 10)                                                             161              -            100               -
General expenses                                                                 2,357            817          1,893             605
Auditors' remuneration:
- audit                                                                             67             32             40              30
- non-audit*                                                                        40             24             10               6
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 9,932          1,477          7,642           1,154
------------------------------------------------------------------------------------------------------------------------------------

* Fees for non-audit services relate primarily to the preparation and filing of returns with the US Securities and Exchange Commission.

SVG Capital plc
Annual Report and Accounts 2004
45

4 Staff costs

                                                       For the         For the         For the         For the
                                                    year ended      year ended      year ended      year ended
                                                   31 December     31 December     31 December     31 December
                                                          2004            2004            2003            2003
                                                         Group         Company           Group         Company
                                                       GBP'000         GBP'000         GBP'000         GBP'000
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Salaries and other remuneration                          3,990               -           2,924               -
Social security costs                                      646               -             442               -
Pension costs (note 5)                                     420               -             407               -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                         5,056               -           3,773               -
---------------------------------------------------------------------------------------------------------------

The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                     For the         For the
                                  year ended      year ended
                                 31 December     31 December
                                        2004            2003
                                      Number          Number
-------------------------------------------------------------
-------------------------------------------------------------
Full-time employees                       24              20
Seconded staff                             4               4
-------------------------------------------------------------
-------------------------------------------------------------
                                          28              24
-------------------------------------------------------------

5 Pension costs

The charge for pension costs comprises:
                                           For the         For the         For the          For the
                                        year ended      year ended      year ended       year ended
                                       31 December     31 December     31 December      31 December
                                              2004            2004            2003             2003
                                             Group         Company           Group          Company
                                           GBP'000         GBP'000         GBP'000          GBP'000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Defined benefit schemes                        172               -             172                -
Money purchase schemes                         248               -             235                -
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                               420               -             407                -
----------------------------------------------------------------------------------------------------

The Group does not participate in a SVG Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the

Schroders Retirement Benefits Scheme ("the Scheme") in respect of four employees, including the Company's executive Directors, seconded from Schroder Investment Management Limited to SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of SVG. SVGA and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with FRS 17, the Scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 612 active members in the defined benefit section at 31 December 2003 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP20.1 million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries. The Annual Report and Accounts of Schroders plc for the year ended 31 December 2004 is expected to be dispatched to shareholders on 17 March 2005. However, they have already announced a net deficit of GBP21.2 million for the Scheme at 31 December 2004 (2003: deficit of GBP20.1 million).

SVG Capital plc
Annual Report and Accounts 2004
46

Notes to the accounts

continued

6 Interest payable and similar charges

                                                                                     For the      For the       For the      For the
                                                                                  year ended   year ended    year ended   year ended
                                                                                 31 December  31 December   31 December  31 December
                                                                                        2004         2004          2003         2003
                                                                                       Group      Company         Group      Company
                                                                                     GBP'000      GBP'000       GBP'000      GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Convertible bond interest                                                              3,787        3,787         3,050        3,050
Amortisation of convertible bond premium, issue and listing costs                        707          707            95           95
Loan facility finance costs                                                            1,439        1,439         1,961        1,961
Other interest                                                                            47           47             -            -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       5,980        5,980         5,106        5,106
------------------------------------------------------------------------------------------------------------------------------------


7 Taxation

(a) The charge for taxation for the period is made up as follows:

                                                                    For the         For the         For the         For the
                                                                 year ended      year ended      year ended      year ended
                                                                31 December     31 December     31 December     31 December
                                                                       2004            2004            2003            2003
                                                                      Group         Company           Group         Company
                                                                    GBP'000         GBP'000         GBP'000         GBP'000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Current tax
Corporation tax                                                           -               -               -               -
Double taxation relief                                                    -               -               -               -
                                                                          -               -               -               -
Income tax suffered by the venture funds                                  -               -             (9)             (9)
Overseas tax                                                              2               -               1               1
Prior year adjustment                                                  (74)            (85)           (174)           (130)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total current tax (note 7(b))                                          (72)            (85)           (182)           (138)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Deferred tax
Deferred tax - prior year adjustment                                      -               -               -               -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax                                                        -               -               -               -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total tax (credit)/charge                                              (72)            (85)           (182)           (138)
----------------------------------------------------------------------------------------------------------------------------

There are no profits chargeable to corporation tax in the current period. Excess management expenses relating to the venture fund investments are available to set against any taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the venture fund investments income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

SVG Capital plc
Annual Report and Accounts 2004
47


7 Taxation continued

(b) Factors affecting current tax charge for the period:

The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:

                                                                                  For the        For the       For the       For the
                                                                               year ended     year ended    year ended    year ended
                                                                              31 December    31 December   31 December   31 December
                                                                                     2004           2004          2003          2003
                                                                                    Group        Company         Group       Company
                                                                                  GBP'000        GBP'000       GBP'000       GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Deficit on ordinary activities before taxation                                    (4,816)        (5,153)       (5,713)       (5,116)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Corporation tax at 30%                                                            (1,445)        (1,546)       (1,714)       (1,535)
Effects of:
Unutilised current period expenses carried forward                                    542            562         1,700         1,530
Estimated income from Funds less non-taxable distributions                            959            959             -             -
Losses brought forward utilised in the year                                           (5)              -             -             -
Non deductible expenses                                                                 7              -            17             5
Overseas taxation written off                                                           -              -             1             1
Depreciation in excess of capital allowances                                         (26)              -             -             -
Other short term timing differences                                                     2              -             -             -
Income tax recoverable on venture fund investments                                      -              -           (9)           (9)
Income of subsidiary not taxable                                                     (57)              -           (3)             -
Restriction to current tax re prior year adjustments                                   25             25             -             -
Prior year adjustments                                                               (74)           (85)         (174)         (130)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Current tax (credit)/charge for the period (Note 7(a))                               (72)           (85)         (182)         (138)
------------------------------------------------------------------------------------------------------------------------------------

(c) Factors affecting future tax charges

The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.

8 Dividends

No dividend has been proposed in respect of the current financial year. Similarly, no dividend was declared in respect of the year ended 31 December 2003.

9 Return per ordinary share

                                                               For the year ended                  For the year ended
                                                                 31 December 2004                    31 December 2003
 Revenue                                                                  Capital  Total  Revenue             Capital        Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Group
Return per ordinary share - basic (4.19)p                                 101.60p 97.41p  (5.32)p              22.02p       16.70p
- diluted (4.19)p                                                          98.95p         (5.32)p              21.64p
------------------------------------------------------------------------------------------------------------------------------------

The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interests of GBP4,746,000 (year ended 31 December 2003: deficit of GBP5,531,000) and on 113,329,674 ordinary shares (year ended 31 December 2003: 104,018,459), being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net return for the year of GBP115,148,000 (year ended 31 December 2003: return of GBP22,907,000) and on 113,329,674 ordinary shares (year ended 31 December 2003: 104,018,459), being the weighted average number of shares in issue during the year.

SVG Capital plc
Annual Report and Accounts 2004
48

Notes to the accounts
continued

9 Return per ordinary share continued

                                                               For the year ended                For the year ended
                                                                 31 December 2004                  31 December 2003
 Revenue                                                                  Capital   Total  Revenue          Capital           Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Company
Return per ordinary share - basic (4.47)p                                 101.84p  97.37p  (4.79)p           22.07p          17.28p
- diluted (4.47)p                                                          99.18p          (4.79)p           21.68p
------------------------------------------------------------------------------------------------------------------------------------

The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation of GBP5,068,000 (year ended 31 December 2003: deficit of GBP4,978,000) and on 113,329,674 ordinary shares (year ended 31 December 2003: 104,018,459), being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net return for the year of GBP115,411,000 (year ended 31 December 2003: return of GBP22,954,000) and on 113,329,674 ordinary shares (year ended 31 December 2003: 104,018,459), being the weighted average number of shares in issue during the year.

The diluted revenue returns per ordinary share for the year ended 31 December 2004 have been calculated in accordance with FRS 14 under which the convertible bonds (note 16) are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from the interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on 1 January 2003, at an exercise price of 480p for the 2013 Bonds. As there are revenue losses, the convertible bonds do not have a dilutive effect on revenue returns in either year.

The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 19). As there are revenue losses, the options do not have a dilutive effect on revenue returns in either year.

The diluted capital returns are based on 116,370,467 (2003: 105,858,888) ordinary shares, being the weighted average number of shares in issue during the year assuming conversion of the bonds and exercise of the options.

10 Tangible fixed assets (Group)

                                                                                      Telecom-
                                                                                   munications
                                                        Leasehold     Computer      and office
                                                     improvements    equipment       equipment     Art    Total
                                                          GBP'000      GBP'000         GBP'000 GBP'000  GBP'000
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Cost
At 1 January 2004                                             150          353             100       -      603
Additions                                                     577          159             231      37    1,004
Disposals                                                   (140)          (2)            (22)       -    (164)
Exchange translation adjustments                              (1)          (3)             (1)       -      (5)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
At 31 December 2004                                           586          507             308      37    1,438
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Depreciation
At 1 January 2004                                              65           99              40       -      204
Charge for the year                                            47           99              15       -      161
Disposals                                                    (73)          (2)            (11)       -     (86)
Exchange translation                                            -          (2)               -       -      (2)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
At 31 December 2004                                            39          194              44       -      277
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Net book value
At 31 December 2004                                           547          313             264      37    1,161
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
At 1 January 2004                                              85          254              60       -      399
----------------------------------------------------------------------------------------------------------------

SVG Capital plc
Annual Report and Accounts 2004
49

11 Investments

(a) Group

                                                                   Private equity
                                                                        funds and       Listed equity     Money market         Total
                                                                   co-investments               funds      instruments     portfolio
                                                                          GBP'000             GBP'000          GBP'000       GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Cost at 1 January 2004                                                    721,555               7,620           41,345       770,520
Unrealised (loss)/gain at 1 January 2004                                (161,268)                 564              532     (160,172)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Valuation at 1 January 2004                                               560,287               8,184           41,877       610,348
Calls and purchases payable                                               159,477               4,699          239,040       403,216
Distributions and sales receivable                                      (143,924)             (1,394)        (270,012)     (415,330)
Realised gain                                                              30,849                 278               74        31,201
Unrealised gain                                                            81,509               3,412                8        84,929
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Valuation at 31 December 2004                                             688,198              15,179           10,987       714,364
------------------------------------------------------------------------------------------------------------------------------------


Gains on investments

                                                                                                          Year ended      Year ended
                                                                                                         31 December     31 December
                                                                                                                2004            2003
                                                                                                             GBP'000         GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gain on investments based on historical cost                                                         48,724           1,342
Less: amounts recognised as unrealised previously                                                           (17,523)           9,552
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gain based on carrying value at previous balance sheet date                                          31,201          10,894
Net movement in unrealised gains                                                                              84,929          15,128
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total gains on investments                                                                                   116,130          26,022
------------------------------------------------------------------------------------------------------------------------------------

(b) Company

                                                                           Private
                                                                  equity funds and      Listed equity      Money market        Total
                                                                    co-investments              funds       instruments    portfolio
                                                                           GBP'000            GBP'000           GBP'000      GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Cost at 1 January 2004                                                     687,701              7,620            41,345      736,666
Unrealised (loss)/gain at 1 January 2004                                 (156,907)                564               532    (155,811)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Valuation at 1 January 2004                                                530,794              8,184            41,877      580,855
Calls and purchases payable                                                156,070              4,699           239,040      399,809
Distributions and sales receivable                                       (134,075)            (1,394)         (270,012)    (405,481)
Realised gain                                                               29,290                278                74       29,642
Unrealised gain                                                             74,674              3,412                 8       78,094
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Valuation at 31 December 2004                                              656,753             15,179            10,987      682,919
------------------------------------------------------------------------------------------------------------------------------------

SVG Capital plc
Annual Report and Accounts 2004
50

Notes to the accounts

continued

11 Investments continued Gains on investments (Company)

                                                                                                          Year ended      Year ended
                                                                                                         31 December     31 December
                                                                                                                2004            2003
                                                                                                             GBP'000         GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gain on investments based on historical cost                                                         44,173             526
Less: amounts recognised as unrealised previously                                                           (14,531)           9,729
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gain based on carrying value at previous balance sheet date                                          29,642          10,255
Net movement in unrealised gains                                                                              78,094           9,199
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total gains on investments                                                                                   107,736          19,454
------------------------------------------------------------------------------------------------------------------------------------

Total gains of GBP116,234,000 shown in the Statement of Total Return also include gains on subsidiaries during the year of GBP8,357,000.


12 Geographical analysis of investments

                                                                       31 December 2004    31 December 2003
                                                                        Group   Company     Group   Company
                                                                      GBP'000   GBP'000   GBP'000   GBP'000
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Private equity funds and co-investments
Europe
United Kingdom                                                          5,485     5,364    12,983    12,442
France                                                                    479       479       310       310
Germany                                                                 9,690     2,984     8,577     3,662
Italy                                                                   1,572     1,572     1,643     1,643
Spain                                                                       -         -     1,242     1,242
Pan Europe                                                            521,032   520,927   396,191   395,965
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total Europe                                                          538,258   531,326   420,946   415,264
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Asia
Asia Pacific                                                           45,173    28,537    44,652    27,588
Japan                                                                  22,502    14,661    14,625     7,919
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total Asia                                                             67,675    43,198    59,277    35,507
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
North America
Canada                                                                 11,537    11,537    15,764    15,764
United States*                                                         70,728    70,692    64,300    64,259
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total Americas                                                         82,265    82,229    80,064    80,023
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total private equity funds and co-investments                         688,198   656,753   560,287   530,794
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
UK listed equity funds
SVG UK Focus Fund                                                       9,724     9,724     8,184     8,184
Strategic Recovery Fund                                                 5,455     5,455         -         -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total UK listed equity funds                                           15,179    15,179     8,184     8,184
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Money market instruments
Sterling denominated                                                    9,713     9,713     9,960     9,960
Euro denominated                                                        1,274     1,274    31,917    31,917
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total money market investments                                         10,987    10,987    41,877    41,877
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Total Investment Portfolio                                            714,364   682,919   610,348   580,855
------------------------------------------------------------------------------------------------------------

* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

SVG Capital plc
Annual Report and Accounts 2004
51

All private equity funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total private equity funds and co-investments of GBP688,198,000 are listed investments amounting to GBP104,467,000 (31 December 2003: GBP43,500,000).

Significant interests in investment funds

Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 20 to 23. All of these private equity funds are managed or advised by Permira or Schroder Ventures.

In addition, SVG Capital has a 13.8% interest in the I Class units of SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Managers.

13 Investments in subsidiaries
                                                             Year ended      Year ended
                                                            31 December     31 December
                                                                   2004            2003
                                                                Company         Company
                                                                GBP'000         GBP'000
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Cost at the beginning of the period                              27,112          27,012
Capital injection                                                 1,250             100
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Cost at the end of the period                                    28,362          27,112
Net unrealised gain on investment                                16,924           8,426
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Market value at the end of the period                            45,286          35,538
----------------------------------------------------------------------------------------

The Platinum Trust is included in the Company's balance sheet at its fair value of GBP40,936,000 (31 December 2003: GBP32,438,000). SVG Advisers Limited ("SVGA") is included at cost of GBP4,250,000 (31 December 2003: GBP3,000,000). SVG Investment Managers Limited is included at cost of GBP100,000 (31 December 2003: GBP100,000). SVG North America Inc. and SVG Advisers Inc. are wholly owned subsidiaries of SVGA.

SVG Capital plc
Annual Report and Accounts 2004
52

Notes to the accounts

continued

13 Investments in subsidiaries continued Subsidiary undertakings at 31 December 2004:

                                                                                                                        Net revenue/
                                                                                                                     (deficit) after
                                                                                                                             tax for
                                           Country of                          Number and             Capital and           the year
                                        registration,                            class of             reserves at              ended
                                        incorporation                        shares/units    Group    31 December        31 December
                                                  and                         held by the  holding           2004               2004
                                            operation                               Group        %        GBP'000            GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Company and business The Platinum
Trust (unit trust)
- investment                                 Guernsey                 23,112,'A' units(1)99                41,298                189
                                                                             'B' units(1)90
SVG Advisers Limited
- advisory and administration services             UK        3,000,000 Ordinary Shares(2)100                2,632                127
SVG North America Inc
- broker/dealer                                    US              3,000 Common Shares(3)100                  219                (1)
SVG Advisers Inc.
- investment adviser                               US                100 Common Shares(4)100                   74                  -
SVG Investment Managers Limited
- investment manager                               UK          100,000 Ordinary Shares(5)100                  100                  -
------------------------------------------------------------------------------------------------------------------------------------

(1) On termination of The Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.

(2) The Company acquired 100 ordinary GBP1 shares in SVG Advisers Limited ("SVGA") for GBP100 on 18 June 2001. On 26 June 2001, SVGA issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On 22 April 2002, SVGA issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000. On 19 December 2002, SVGA issued a further 1,500,000 ordinary GBP1 shares to the Company for GBP1,500,000. On 29 April 2004, SVGA issued a further 1,250,000 ordinary GBP1 shares to the Company for GBP1,250,000.

(3) SVG North America Inc. ("SVGNA") is a subsidiary of SVGA. SVGA acquired SVGNA on 18 June 2001 for $50,000 and subscribed for additional paid-in capital of $250,000 in the year ended 30 June 2002.

(4) SVG Advisers Inc. ("SVGA Inc.") is also a subsidiary of SVGA. SVGA Inc. commenced operations on 1 January 2003. SVGA acquired 100 common $1 shares for $100 on 13 December 2002. SVGA subscribed for additional paid-in capital of $141,463 during the year ended 31 December 2004.

(5) The Company acquired 100 ordinary GBP1 shares in SVG Investment Managers Limited ("SVG IM") for GBP100 on 16 October 2002. On 16 May 2003, SVG IM issued 99,900 ordinary GBP1 shares to the Company for GBP99,900.

SVG Capital plc
Annual Report and Accounts 2004
53

14 Debtors

                                                          31 December 2004   31 December 2003
                                                          Group    Company    Group   Company
                                                        GBP'000    GBP'000  GBP'000   GBP'000
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Amounts falling due within one year:
Interest receivable                                         461        461      107       104
Prepayments and other debtors                             1,570      1,374    2,151     3,086
Accrued investment advisory fee income                    2,359          -    4,460         -
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                                                          4,390      1,835    6,718     3,190
----------------------------------------------------------------------------------------------

15 Creditors: amounts falling due within one year

                                                       31 December 2004   31 December 2003
                                                       Group    Company    Group   Company
                                                     GBP'000    GBP'000  GBP'000   GBP'000
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
Interest payable and similar charges                     301        301      442       442
Other creditors and accruals                           7,463      3,268    7,669     3,855
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                       7,764      3,569    8,111     4,297
-------------------------------------------------------------------------------------------

The Group has in place a multicurrency revolving loan facility of EUR285 million with the Royal Bank of Scotland, replacing the previous facility of EUR225 million. The facility remained undrawn during the year.

16 Creditors: amounts falling due after more than one year

                                                                                        31 December 2004   31 December 2003
                                                                                         Group   Company    Group   Company
                                                                                       GBP'000   GBP'000  GBP'000   GBP'000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
4.5% Subordinated Convertible Bonds 2011                                                     -         -   39,400    39,400
Unamortised issue and listing costs                                                          -         -    (698)     (698)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                             -         -   38,702    38,702
4.5% Subordinated Convertible Bonds 2013                                                49,000    49,000   49,000    49,000
Unamortised premium, issue and listing costs                                              (74)      (74)     (83)      (83)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                        48,926    48,926   48,917    48,917
Deferred staff compensation                                                                553         -      489         -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total creditors due after more than one year                                            49,479    48,926   88,108    87,619
----------------------------------------------------------------------------------------------------------------------------

Creditors due after more than one year comprise GBP49.0 million nominal of 4.5% Subordinated Convertible Bonds, which mature on 21 May 2013. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

On 22 November 2004, the Company announced that it had exercised its right to call for redemption of all the 2011 Bonds in issue and gave bondholders the option to convert their holding into ordinary shares. On 6 December 2004, a total of 9,874,679 ordinary shares were allotted on conversion of all the 2011 Bonds in issue.

In accordance with FRS 4 "Capital Instruments", issue costs and premium are charged to the revenue account over the term of the capital instrument.

FRS 13 requires disclosure of the fair value of debt. The convertible bonds are listed on the London Stock Exchange. On 31 December 2004, the closing bid-offer spread was 126.499p to 126.501p for the 2013 Bonds. This equates to a fair valuation of GBP70.0 million for the 2013 Bonds in issue.

SVG Capital plc
Annual Report and Accounts 2004
54

Notes to the accounts

continued

17 Contingent liabilities

The Company guarantees any drawings taken out by Platinum Trust under the EUR285 million loan facility with the Royal Bank of Scotland plc (GBP200.8 million, translated at the balance sheet date). To date, Platinum Trust has made no drawings under the facility.

18 Capital commitments At 31 December 2004, the Group had uncalled commitments to its Fund investments as follows:

                                                                                                                Uncalled    Uncalled
                                                                                                              commitment commitment*
                                                                                                        (local currency)        GBPm
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
International Life Sciences Fund III                                                                              $48.0m        25.0
Permira Europe II                                                                                               EUR85.2m        60.3
Permira Europe III                                                                                             EUR379.5m       268.7
P123                                                                                                            EUR21.0m        14.8
Schroder Ventures International Life Sciences Fund II                                                             $14.0m         7.3
Schroder Ventures US Fund                                                                                         $13.2m         6.9
SVG Diamond Holdings Limited                                                                                    EUR50.3m        35.6
The Japan Venture Fund III                                                                                     YEN142.4m         0.7
The Japan Venture Fund IV                                                                                    YEN8,363.0m        42.5
The Strategic Recovery Fund                                                                                      GBP2.7m         2.7
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                          464.5
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


* based on exchange rates at 31 December 2004.

The total commitments shown above include GBP12.3m in relation to Funds held by Platinum Trust. P123 commitments represent uncalled amounts due for ordinary shares.

19 Share capital
                                                                                31 December 2004    31 December 2003
                                                                                Group    Company     Group   Company
                                                                                GBP'000    GBP'000   GBP'000   GBP'000
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Authorised:
200,000,000 shares of GBP1.00 each                                              200,000    200,000   200,000   200,000
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid:
Opening balance of 112,655,174 shares of GBP1.00 each                           112,655    112,655   102,266   102,266
Issue of ordinary shares on conversion of bonds                                 9,875      9,875       150       150
Placing of new ordinary shares                                                      -          -    10,239    10,239
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Closing balance of 122,529,853 shares of GBP1.00 each                           122,530    122,530   112,655   112,655
---------------------------------------------------------------------------------------------------------------------

Issue of shares

On 6 December 2004, the Company issued 9,874,679 ordinary shares on conversion of GBP39,400,000 nominal of the 2011 convertible bonds.

SVG Capital plc
Annual Report and Accounts 2004
55

19 Share capital continued Options over ordinary shares

During the year, 1,327,094 options were granted (2003: 1,284,156). No options were exercised during the year and 14,674 (2003: 88,293) lapsed. At 31 December 2004, 6,761,016 (2003: 5,448,596) options to subscribe for ordinary shares were outstanding, as detailed below:

                                       31 December     31 December
                                                   2004            2003
                         Exercise price          number          number
Issue date                    per share        in issue        in issue
------------------------------------------------------------------------
------------------------------------------------------------------------
June 2001                410.0p               2,798,733       2,813,407
June 2001                405.5p                  28,359          28,359
April 2002               335.0p                  14,476          14,476
April 2002               334.5p               1,333,476       1,333,476
March 2003               397.50                  18,616          18,616
March 2003               392.75               1,183,570       1,183,570
October 2003             493.0p                  56,692          56,692
March 2004               479.0p               1,293,743               -
March 2004               492.0p                  33,351               -
------------------------------------------------------------------------
------------------------------------------------------------------------
                                              6,761,016       5,448,596
------------------------------------------------------------------------

Further details of options over the Company's shares granted to the executive Directors are given in the Remuneration Report on pages 29 and 30.

20 Share premium account

                                                                        31 December 2004   31 December 2003
                                                                         Group   Company    Group   Company
                                                                       GBP'000   GBP'000  GBP'000   GBP'000
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Balance brought forward                                                 43,114    43,114    7,453     7,453
Premium on shares issued on conversion of bonds                         29,508    29,508      438       438
Premium on issue of shares via placing                                       -         -   35,223    35,223
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Balance carried forward                                                 72,622    72,622   43,114    43,114
------------------------------------------------------------------------------------------------------------

21 Capital redemption reserve

                                                                 31 December 2004  31 December 2003
                                                                  Group   Company  Group    Company
                                                                GBP'000   GBP'000 GBP'000    GBP'000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Balance brought forward and carried forward                     3,204       3,204  3,204      3,204
----------------------------------------------------------------------------------------------------

22 Share purchase reserve

                                                                  31 December 2004   31 December 2003
                                                                   Group   Company    Group   Company
                                                                 GBP'000   GBP'000  GBP'000   GBP'000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Balance brought forward and carried forward                       92,054    92,054   92,054    92,054
------------------------------------------------------------------------------------------------------


SVG Capital plc
Annual Report and Accounts 2004
56

Notes to the accounts
continued

23 Capital reserves
                                                                                              31 December 2004      31 December 2003
                                                                                              Group    Company      Group    Company
                                                                                            GBP'000    GBP'000    GBP'000    GBP'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gains brought forward                                                              368,591    355,561    370,079    358,092
Realised gains on private equity fund distributions                                          30,849     29,290     10,985     10,346
Realised gains on listed equities                                                               278        278        143        143
Transfer on disposal                                                                         17,523     14,531    (9,364)    (9,768)
Costs charged to capital                                                                      (928)      (928)    (3,357)    (3,357)
Realised exchange gains/(losses) on currency balances                                            52         93      (599)      (599)
Realised exchange gains on non-currency balances                                                 12         12        938        938
Realised exchange gains/(losses) on sale of money market instruments                             74         74      (234)      (234)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gains carried forward                                                              416,451    398,911    368,591    355,561
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Unrealised losses brought forward                                                          (86,689)   (73,527)  (111,084)   (99,012)
Decrease in unrealised losses on private equity funds                                        81,509     74,674     14,032      8,103
Increase in unrealised gains on listed equities                                               3,412      3,412        564        564
Transfer on disposal                                                                       (17,523)   (14,531)      9,364      9,768
Increase in unrealised gains on subsidiary undertakings                                           -      8,498          -      6,518
Increase in unrealised exchange gains on money market instruments                                 8          8        532        532
Exchange losses on consolidation                                                               (34)          -       (31)          -
Minority interest - equity                                                                     (84)          -       (66)          -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Unrealised losses carried forward                                                          (19,401)    (1,466)   (86,689)   (73,527)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Balance carried forward                                                                     397,050    397,445    281,902    282,034
------------------------------------------------------------------------------------------------------------------------------------


24 Revenue reserve
                                              31 December 2004    31 December 2003
                                               Group   Company     Group   Company
                                             GBP'000   GBP'000   GBP'000   GBP'000
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Balance brought forward                      (6,311)   (4,784)     (780)       194
Transfer to revenue account                  (4,746)   (5,068)   (5,531)   (4,978)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Balance carried forward                     (11,057)   (9,852)   (6,311)   (4,784)
-----------------------------------------------------------------------------------

SVG Capital plc
Annual Report and Accounts 2004
57

Notes to the accounts
continued

24 Reconcilliation of movements in shareholders' funds

                                                                                31 December 2004    31 December 2003
                                                                                Group    Company     Group   Company
                                                                              GBP'000    GBP'000   GBP'000   GBP'000
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Revenue deficit attributable to equity shareholders                           (4,746)    (5,068)   (5,531)   (4,978)
Dividends                                                                           -          -         -         -
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Deficit on revenue account                                                    (4,746)    (5,068)   (5,531)   (4,978)
Non-distributable capital gain for the year                                   115,148    115,411    22,907    22,954
Shares issued on conversion of 2011 bonds                                       9,875      9,875       150       150
Shares premium on conversion of 2011 bonds                                     29,508     29,508       438       438
Shares issued on placing of new shares                                              -          -    10,239    10,239
Share premium on placing of new shares                                              -          -    35,223    35,223
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Net addition to shareholders' funds                                           149,785    149,726    63,426    64,026
Shareholders' funds brought forward                                           526,618    528,277   463,192   464,251
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Shareholders' funds carried forward                                           676,403    678,003   526,618   528,277
---------------------------------------------------------------------------------------------------------------------

26 Net asset value per ordinary share

Calculation of the net asset values per share are based on Group net assets of GBP676,403,000 (31 December 2003: GBP526,618,000), Company net assets of
GBP678,003,000  (31  December  2003:  GBP528,277,000)  and  on  122,529,853  (31
December 2003: 112,655,174) ordinary shares in issue at the year end.

The Group and Company diluted net asset values per share assume the GBP49.0 million 2013 convertible bonds are converted at the balance sheet date at an exercise price of 480p into 10,208,333 new shares (31 December 2003: not dilutive).

The Group and Company diluted net asset values per share also assume that share options (note 19) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 6,761,016 ordinary shares (31 December 2003: 5,391,904) for consideration of GBP27,462,000 (31 December 2003: GBP20,881,000).

Therefore, the calculation of the diluted net asset values per share are based on Group net assets of GBP752,865,000 (31 December 2003:

GBP586,899,000),  Company  net  assets  of  GBP754,465,000  (31  December  2003:
GBP588,558,000)   and  on  139,499,202   ordinary   shares  (31  December  2003:
127,921,765) in issue at the year end.

27 Reconciliation of operating profit to net cash inflow from operating activities


                                                                                                         Year            Year
                                                                                                        ended           ended
                                                                                                  31 December     31 December
                                                                                                         2004            2003
                                                                                                        Group           Group
                                                                                                      GBP'000         GBP'000
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Net deficit before finance costs and taxation                                                           1,164           (607)
Foreign exchange losses/(gains) credited to the revenue account                                            75           (178)
Capital expenses paid                                                                                   (874)           (602)
Decrease/(increase) in accrued income                                                                   1,659         (1,059)
Increase in debtors                                                                                     (211)           (211)
Increase in creditors                                                                                     755             386
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                                                     2,568         (2,271)
------------------------------------------------------------------------------------------------------------------------------

SVG Capital plc
Annual Report and Accounts 2004
58

Notes to the accounts
continued

28 Analysis of changes in net debt


                                        1 January   Exchange           Debt       Amortisation of                  31 December
                                             2004       loss     conversion            debt costs    Cash flow            2004
                                          GBP'000    GBP'000        GBP'000               GBP'000      GBP'000         GBP'000
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Cash at bank                                5,791       (57)              -                     -        8,427          14,161
Debt due:
Within one year                                 -          -              -                     -            -               -
After more than one year                 (87,619)          -         39,400                 (707)            -        (48,926)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                 (81,828)       (57)         39,400                 (707)        8,427        (34,765)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                        1 January   Exchange           Debt       Amortisation of                  31 December
                                             2003       loss     conversion            debt costs    Cash flow            2003
                                          GBP'000    GBP'000        GBP'000               GBP'000      GBP'000         GBP'000
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Cash at bank                                4,887      (452)              -                     -        1,356           5,791
Debt due:
Within one year                                 -          -              -                     -            -               -
After more than one year                 (39,201)          -              -                   493     (48,911)        (87,619)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                 (34,314)      (452)              -                   493     (47,555)        (81,828)
-------------------------------------------------------------------------------------------------------------------------------

29 Related party transactions

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a four-month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 31 December 2004 was GBP342,000 (year to 31 December 2003: GBP280,000), of which GBP180,000 was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year to 31 December 2004 was GBP22,000 (year to 31 December 2003: GBP22,000), all of which was outstanding at the balance sheet date.

In consideration for its management of the Company's money market portfolio, SIM receives a fee based on the average value of the Company's month-end cash and money market portfolio, excluding funds managed by SIM, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.03% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 31 December 2004 was GBP44,000 (year to 31 December 2003:
GBP20,000), of which GBP10,000 was outstanding at the balance sheet date.

At 31 December 2004, SVG Capital held an investment of GBP9.71 million (31 December 2003: GBP9.96 million) in the Schroder Offshore Cash Fund. SIM also provides certain administrative services to SVG Advisers Limited. The total cost of these services for the year ended 31 December 2004 amounted to GBP44,000.

SIM has also facilitated investment trust dealing services. The total cost to the Company of this service, payable to Lloyds TSB Registrars, for the year to 31 December 2004 was GBP9,000 (year to 31 December 2003: GBP12,000).

On 8 May 2003, SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of SVG Capital plc ("SVG"), assigned a debt in respect of a future revenue stream for EUR2.28 million due from Schroder Investment Management (Ireland) Limited to SVG Capital plc for consideration of EUR2.28 million. At the balance sheet date EUR0.70 million was outstanding.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

SVG Capital plc
Annual Report and Accounts 2004
59

29 Related party transactions continued

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on Schroder Ventures or Permira funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. They have received no new carried interest allocations and made no new commitments since they joined SVG Capital in 2001.

30 Risk

The following disclosures relating to the risks faced by the Company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

Financial instruments and risk profile
The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds money market instruments, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust, the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Currency risk
The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. The Company does have a EUR285m loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets.

Financial assets of the Group

                                                                                Floating   Fixed     Non-interest
                                                                                    rate    rate          bearing     Total
                                                                                 GBP'000 GBP'000          GBP'000   GBP'000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Currency denomination of assets at 31 December 2004:
Sterling                                                                          23,814       -           24,899    48,713
Euro                                                                               1,306       -          532,779   534,085
US dollar                                                                             12       -          115,901   115,913
Japanese yen                                                                           -       -           22,501    22,501
Canadian dollar                                                                       16       -           11,687    11,703
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                  25,148       -          707,767   732,915
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                Floating   Fixed     Non-interest
                                                                                    rate    rate          bearing     Total
                                                                                 GBP'000 GBP'000          GBP'000   GBP'000
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Currency denomination of assets at 31 December 2003:
Sterling                                                                          15,680       -           26,430    42,110
Euro                                                                              31,943       -          409,415   441,358
US dollar                                                                             29       -          108,952   108,981
Japanese yen                                                                           -       -           14,625    14,625
Canadian dollar                                                                       16       -           15,767    15,783
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                                  47,668       -          575,189   622,857
----------------------------------------------------------------------------------------------------------------------------

SVG Capital plc
Annual Report and Accounts 2004
60

Notes to the accounts

continued

30 Risk continued

Floating rate financial assets consist of short-term deposits and money market funds. Non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. The Company did not hold any fixed rate financial assets.

Financial liabilities of the Group
The Company issued GBP49.0 million nominal of 10 year 4.5% Subordinated Convertible Bonds in the year ended 31 December 2003. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of EUR285 million with The Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Interest rate risk
The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. It also pays interest on short-term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

Valuation risk
The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages 20 to 23 and a detailed analysis of the 20 largest underlying companies is given on pages 12 to 17. In accordance with the Company's accounting policies, set out on pages 43 to 44, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity
Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At

31 December 2004, a 10% movement in the valuation of the Group's Fund portfolio, including UK listed equity funds and co-investments, would result in a 10.4% change in net asset value per share.

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

Holdings risk
In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

Commitment risk
The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 18. At

31 December 2004, the Group had significant uncalled commitments of GBP464.5 million, compared to its consolidated net assets of GBP676.4 million.

It is anticipated that over the longer term, and in normal circumstances, commitments would be financed by distributions received on the realisation of existing investments. In addition, the Group has a EUR285 million loan facility that could be drawn on to meet commitments as they fall due. However, a residual risk remains that the Group could be unable to meet its future commitments in full.

SVG Capital plc
Annual Report and Accounts 2004
61

Consolidated statement of total return - in euros

(translated into euros - unaudited)

                                                                               For the year ended               For the six
                                                                                                               months ended
                                                                                 31 December 2004          31 December 2003
                                                                      Revenue             Capital    Total Revenue  Capital    Total
                                                                      EUR'000             EUR'000  EUR'000 EUR'000  EUR'000  EUR'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Realised gains on investments                                               -              45,801   45,801       -   15,794   15,794
Unrealised gains/(losses) on investments                                    -             124,677  124,677       -   21,931   21,931
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                                        -             170,478  170,478       -   37,725   37,725
Foreign exchange gains/(losses) on non currency balances                    -                (32)     (32)       -    1,360    1,360
Foreign exchange gains/(losses) on currency balances                    (110)                  76     (34)     258    (913)    (655)
Income                                                                 16,398                   -   16,398   9,940        -    9,940
Expenses                                                             (14,580)             (1,362) (15,942)(11,079)  (4,867) (15,946)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) before finance costs and taxation                  1,708             169,160  170,868   (881)   33,305   32,424
Interest payable and similar charges                                  (8,778)                   -  (8,778) (7,402)        -  (7,402)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net return/(deficit) on ordinary activities before taxation           (7,070)             169,160  162,090 (8,283)   33,305   25,022
Tax on ordinary activities                                                106                   -      106     264        -      264
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary activities after tax
for the period                                                        (6,964)             169,160  162,196 (8,019)   33,305   25,286
Minority interest - equity                                                (3)               (123)    (126)       -     (96)     (96)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return/(deficit) on ordinary activities after tax and minority
interest for the period attributable to equity shareholders           (6,967)             169,037  162,070 (8,019)   33,209   25,190
Dividends                                                                   -                   -        -       -        -        -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                      (6,967)             169,037  162,070 (8,019)   33,209   25,190
Exchange gain/(loss) on translation                                       306             (8,280)  (7,974)     259 (30,484) (30,225)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                                           (6,661)             160,757  154,096 (7,760)    2,725  (5,035)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                                           EUR(0.06)             EUR1.49 EUR1.43 EUR(0.08)  EUR0.32 EUR0.24
------------------------------------------------------------------------------------------------------------------------------------

The information on pages 61 to 63 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: EUR1.4680 (year ended 31 December 2003: GBP1: EUR1.4497).

SVG Capital plc
Annual Report and Accounts 2004
62

Balance sheets - in euros

(translated into euros - unaudited)

                                                                                       At 31 December 2004       At 31 December 2003
                                                                                        Group      Company        Group      Company
                                                                                      EUR'000      EUR'000      EUR'000      EUR'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                                                   1,640            -          566            -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Fixed asset investments
Private equity funds and co-investments                                               972,080      927,664      795,159      753,303
UK listed equity funds                                                                 21,440       21,440       11,615       11,615
Money market instruments                                                               15,519       15,519       59,432       59,432
Investment in subsidiaries                                                                  -       63,966            -       50,436
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    1,009,039    1,028,589      866,206      874,786
Current assets
Debtors                                                                                 6,201        2,592        9,534        4,527
Cash at bank                                                                           20,002          647        8,219          866
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       26,203        3,239       17,753        5,393
Current liabilities
Creditors: amounts falling due within one year                                       (10,967)      (5,041)     (11,511)      (6,099)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                                       15,236      (1,802)        6,242        (706)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Debtors: amounts falling due after more than one year                                     105            -            -            -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                               1,026,020    1,026,787      873,014      874,080
Creditors: amounts falling due after more than one year                              (69,889)     (69,108)    (125,043)    (124,349)
Minority interest - non-equity                                                          (141)            -        (142)            -
Minority interest - equity                                                              (571)            -        (453)            -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                            955,419      957,679      747,376      749,731
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Capital and reserves
Called up share capital                                                               173,074      173,074      159,880      159,880
Share premium account                                                                 102,579      102,579       61,187       61,187
Share purchase reserve                                                                  4,525        4,525        4,547        4,547
Capital redemption reserve                                                            130,026      130,026      130,643      130,643
Capital reserve                                                                       560,833      561,391      400,076      400,263
Revenue reserve                                                                      (15,618)     (13,916)      (8,957)      (6,789)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                            955,419      957,679      747,376      749,731
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share                                                      EUR7.80                     EUR6.63
------------------------------------------------------------------------------------------------------------------------------------

The information on pages 61 to 63 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: EUR1.4125 (31 December 2003: GBP1:
EUR1.4192), being the closing exchange rate on the balance sheet date.

SVG Capital plc
Annual Report and Accounts 2004
63

Consolidated cash flow statement - in euros

(translated into euros - unaudited)


                                                                                      For the year ended     For the sixmonths ended
                                                                                        31 December 2004            31 December 2003
                                                                                                 EUR'000                     EUR'000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
Income received on investments                                                                     2,728                       1,350
Bank interest received                                                                               600                         615
Investment advisory fee income received                                                           15,506                       6,440
Administrative expenses paid                                                                    (15,065)                    (11,697)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                                                3,769                     (3,292)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest paid                                                                                    (1,828)                     (4,071)
Loan facility finance costs                                                                      (5,840)                     (3,423)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                            (7,668)                     (7,494)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Taxation
UK tax (paid)/recovered                                                                             (40)                         190
Overseas tax suffered                                                                                (6)                        (12)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total tax recovered/(paid)                                                                          (46)                         178
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of money market instruments                                                           (350,909)                   (146,018)
Purchase of UK listed equity investments                                                         (6,898)                    (10,840)
Purchase of tangible fixed assets                                                                (1,474)                       (320)
Calls paid                                                                                     (234,111)                   (160,541)
Sale of money market instruments                                                                 396,376                     105,907
Sale of UK listed equity investments                                                               2,046                           -
Capital distributions received                                                                   211,279                      86,153
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                                16,309                   (125,659)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Equity dividends paid
Dividends                                                                                              -                           -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                                   -                           -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Financing
Drawdown from loan facility                                                                            -                      57,984
Repayment of loan facility                                                                             -                    (56,581)
Proceeds from ordinary share placing                                                                   -                      69,470
Issue and listing costs of ordinary shares                                                          (13)                     (3,549)
Proceeds from convertible bond issue                                                                   -                      72,193
Issue and listing costs of convertible bonds                                                           -                     (1,284)
Exchange gains on capital items                                                                       18                           -
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                         5                     138,233
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow                                                                                   12,369                       1,966
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in debt
Increase/(decrease) in cash during the period                                                     12,369                       1,966
Exchange loss on currency balances                                                                  (84)                       (655)
Exchange movement on translation                                                                   (502)                       (590)
(Decrease)/increase in convertible bonds                                                          55,241                    (64,207)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                                67,024                    (63,486)
Net debt at the beginning of the period                                                        (116,130)                    (52,644)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                               (49,106)                   (116,130)
------------------------------------------------------------------------------------------------------------------------------------

The information on pages 61 to 63 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated into euros at an average rate of GBP1: EUR1.4680 (year ended 31 December 2003: GBP1: EUR1.4497).

SVG Capital plc
Annual Report and Accounts 2004
64

Company summary

The Company
SVG Capital plc carries on business as an investment trust and it is listed on the London Stock Exchange.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.

Information for shareholders
The Company's shares and Subordinated Convertible Bonds are listed on the London Stock Exchange. The stock exchange code for the shares is SVI and for the bonds is SVIC. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 30 June and 31 December each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A  factsheet  containing   information  including  the  diversification  of  the
portfolio and the Company's largest investments is published quarterly and is available on request from the Company Secretary.

Capital gains tax information
For the 2004/2005 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of GBP8,200 (2003/2004: GBP7,900) are assessed for capital gains tax.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.

The acquisition cost of the Subordinated Convertible Bonds for capital gains tax purposes based upon the original purchase price was as follows:

Each 41/2% Subordinated Convertible Bond of GBP100,000 nominal value:
GBP100,000.

Schroder investment trust dealing service
The Schroder investment trust dealing service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The service offers investors:

- a regular investment option from a minimum of GBP50 per month
- a lump sum investment option from a minimum of GBP1,000
- daily dealing
- competitive charges
- the option to reinvest income.

Other investment trusts that are available through this service are Schroder AsiaPacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Investment Fund plc, Schroder Split ZDP plc, Schroder UK Growth Fund plc, Schroder UK Mid & Small Cap Fund plc and International Biotechnology Trust plc.

Individual Savings Account - Schroder maxi ISA plan
The Schroder ISA offers investors:

- lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year
- a regular investment option from a minimum of GBP50 per month
- competitive charges
- the option to reinvest income
- the option to include other trusts.

If you would like further information about the Schroder investment trust dealing service or the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

Registrar services
Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

JP Morgan Chase Bank act as Registrar for the Subordinated Convertible bonds. Any notifications and enquiries relating to Subordinated Convertible Bonds should be directed to JP Morgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1N 1YT.

SVG Capital plc
Annual Report and Accounts 2004
65

Information for shareholders

Financial calendar
31 December                                                            Company's year end
March                                Preliminary results for the financial year announced
March                                                             Annual Report published
April                                                              Annual General Meeting
September                                                       Interim Results announced
October                                                          Interim Report published
Analysis of register of shareholders
                                                                                   Shares
                                                                                        %
At 31 December 2004
% of issued shares held by:
Banks and Nominee Companies*                                                         49.0
Pension Funds and Insurance Companies                                                44.5
Private individuals                                                                   4.4
Other Institutions                                                                    2.1
                                                                                      100
Total number of registered holders                                                  1,028

* Some of the nominee company holdings include a large number of private individuals.

SVG Capital plc
Annual Report and Accounts 2004
66

Notice and agenda

NOTICE is hereby given that the ninth Annual General Meeting of SVG Capital plc will be held at 12.00 noon on Monday, 25 April 2005 at 111 Strand, London WC2R 0AG, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 12 will be proposed as Ordinary Resolutions and resolutions 13 and 14 will be proposed as Special Resolutions:

1. (a) That the Operating Agreement, as described in Part III of the Circular to shareholders dated 24 March 2005, be approved.
    (b) That the investment policy of the Company be changed as set out in the letter from the Chairman of the Company in Part I of the Circular to shareholders dated 24 March 2005.
    (c) That the Subscription Agreement, as described in Part III of the Circular to shareholders dated 24 March 2005, and the issue of the New Shares on the terms set out in the Subscription Agreement, be approved.
    (d) That Damon Buffini be elected as a Director of the Company.

2. That the Report of the Directors and the Accounts for the year ended 31 December 2004 be adopted.

3. That the Directors' Remuneration Report for the year ended 31 December 2004 be approved.

4.  That Charles Sinclair be elected as a Director of the Company.

5.  That Francis Finlay be elected as a Director of the Company.

6.  That Anthony Habgood be re-elected as a Director of the Company.

7.  That Edgar Koning be re-elected as a Director of the Company.

8.  That Nicholas Ferguson be re-elected as a Director of the Company.

9.  That Ernst & Young LLP be re-appointed as Auditors of the Company.

10. That the Board be authorised to agree the Auditors' remuneration.

11. That the aggregate limit of all fees payable to Directors, as set out in
    Article 1(F) of the Company's Articles of Association, be increased to GBP600,000.

12. That, in substitution for the authority granted at the Company's Annual General Meeting held on 29 April 2004, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act
1985):

(a) up to an aggregate nominal amount of GBP1,225,298 (equivalent to 1 per cent of the issued ordinary share capital of the Company as at 24 March 2005) in connection with the SVG Capital plc Executive Share Option Plan 2001; and

(b) up to an aggregate nominal amount of GBP40,843,284 (equivalent to one-third of the issued ordinary share capital of the Company as at 24 March 2005),

which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

13. That, in substitution for the authority granted at the Company's Annual General Meeting held on 29 April 2004, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by resolution 12 above, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities up to an aggregate nominal amount of GBP1,225,298 (equivalent to 1 per cent of the issued ordinary share capital of the Company as at 24 March 2005) in connection with the SVG Capital plc Executive Share Option Plan 2001;

(b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP12,252,985 (equivalent to 10 per cent of the issued ordinary share capital of the Company as at 24 March 2005), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

14. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of the said Act) of ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

(a) the maximum number of Shares hereby authorised to be purchased shall be 18,367,224 (equivalent to 14.99 per cent of the issued ordinary share capital of the Company as at 24 March 2005);


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SVG Capital plc
Annual Report and Accounts 2004
67

(b)  the minimum price which may be paid for a Share is GBP1.00;
(c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;
(d) purchases may only be made pursuant to this authority if the Shares are (at the date of the proposed purchase) trading on the London Stock Exchange at a discount to the net asset value;
(e) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless such authority is renewed prior to such time; and
(f) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

Registered Office: 31 Gresham Street London EC2V 7QA
By Order of the Board
Schroder Investment Management Limited Company Secretary
 24 March 2005

Explanatory notes and additional information

The following notes give an explanation of certain of the business to be conducted at the Annual General Meeting to be held at 12.00 noon on Monday, 25 April 2005 at 111 Strand, London, WC2R 0AG.

Resolution 1 - the Proposals

As part of the proposed arrangements with Permira (set out in further detail in the letter from the Chairman of the Company in Part I of the Circular dated 24 March 2005), shareholder approval is sought to approve the Operating Agreement, to amend the investment policy of the Company, to approve the Subscription Agreement and to appoint Damon Buffini to the Board.

Summaries of the Operating Agreement and the Subscription Agreement are set out in Part III of the Circular dated 24 March 2005.

Details regarding Resolutions 12, 13 and 14 are set out on page 24.

SVG Capital plc
Annual Report and Accounts 2004
68

Notice and agenda
continued

Notes continued

An ordinary shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (insofar as permitted by the Company's Articles of Association) to vote instead of him.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 6.00 p.m. on 23 April 2005 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 6.00 p.m. on 23 April 2005 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A form of proxy is enclosed for ordinary shareholders which should be completed and returned to the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZR not later than 48 hours before the time fixed for the meeting. Completion of the proxy will not preclude an ordinary shareholder from attending and voting in person.

Copies of the terms of appointment of the non-executive Directors and, in accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

Profiles of each of the persons offering themselves for election or re-election as Directors (other than Damon Buffini) are on page 18 of this report.

Biographical details of Damon Buffini are set out in the letter from the Chairman of the Company in Part I of the Circular dated 24 March 2005.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

SVG Capital plc
Annual Report and Accounts 2004
69

Advisers

Head office
111 Strand
London WC2R 0AG
Telephone 020 7010 8900

Secretary and Registered Office
Schroder Investment Management Limited
 31 Gresham Street
London EC2V 7QA
Telephone 020 7658 6000


Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Bank of Scotland
Level 7
Bishopsgate Building
155 Bishopsgate
London EC2M 3YB

Registrar for ordinary shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ
Telephone 0870 601 5366

Registrar for subordinated convertible bonds
J P Morgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1N 1YT

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

SVG Capital plc
Annual Report and Accounts 2004
70
Glossary
Investment stages:

Early-stage
- Seed
Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market. - Start-up Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially. - Other early-stage Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late-stage

- Expansion financing Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.
- Management Buy-Out (MBO)
Funds provided to enable current operating management and investors to acquire an existing business.
- Management Buy-In (MBI)
Funds provided to enable a manager or group of managers from outside the company to buy into the company.

Follow-on investment
A company which has previously received venture capital.

Secondary purchase
Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to private
Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.

General Terms
Carried interest ("carry")
Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital") Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions
Payments to investors after the realisation of investments of the partnership.

Divestments (or realisations or exits) Exits of investments, usually via a trade sale or an IPO (Initial Public Offering) on a stock market.

Draw downs
Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds
Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage The level of a company's borrowings as a percentage of shareholder funds.

Hurdle rate
Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership
Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation
The sale of an investment.

Secondary market
The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale
Sale of the equity share of an investee company to another company.

Turnaround
A loss making company which can be successfully transformed into a profit maker.

SVG Capital plc
Annual Report and Accounts 2004
71

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SVG Capital plc
Annual Report and Accounts 2004
72

Notes

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 01 April 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries